Form 20-F
Jenex CORP
filed 2005-01-24
CIK 1309552

THE JENEX CORPORATION

        940 Sheldon Court, Suite 200

        Burlington, Ontario L7L 5K6

January 21, 2005

VIA COURIER

Securities and Exchange Commission

450 Fifth Street NW

Washington D.C. 20549

United States

Attention:         Mr. Thomas A. Jones, Senior Attorney

Dear Mr. Jones:

Re:

The Jenex Corporation 20F - Originally filed November 24, 2004

SEC File No. 0-51042

We acknowledge receipt of your comment letter dated December 27, 2004.  We hereby notify the SEC of our intention to withdraw the Corporations previously filed form 20F, which was voluntarily filed November 24, 2004.

Please ensure that the 20F is withdrawn from the public record prior to becoming effective January 23, 2005.

We trust the foregoing to be satisfactory.

Yours very truly,

THE JENEX CORPORATION

By:/s/ “Michael Jenkins”

Michael A. Jenkins

DDH/lj

Courier File No. 00259.31DDH