Form 20-F/A
Jenex CORP
filed 2005-03-18
CIK 1309552

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: July 31, 2004

Commission File Number: xxxxx0-51042

_____________

THE JENEX CORPORATION

(Exact name of Registrant as specified in its charter)

Alberta, Canada                                                                               not applicable

(State or other jurisdiction of         of                                                                  (IRS Employer

incorporation or organization)       )                                                             Identification No.)

940 Sheldon Court, Suite 207,

Burlington, Ontario, Canada L7L 5K6

(Address of principal executive offices, including zip code)

Phone:  (905) 632-3830

(Registrant’s telephone number, including area code)

____________

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

39,757,91640,547,917 shares of Common Stock

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the last ninety days. Yes x No X Indicate by check mark which financial market item the registrant has elected to follow:

X Item 17 o Item 18

-

- 2 - -

Forward Looking Statements

This Form 20 F Registration Statement of The Jenex Corporation (“We”, the “Corporation” or “Jenex”), including the documents attached or incorporated by referencehereto, contains projections and forward-looking statements regarding future events. When used in this Report, the words “believes,” “anticipates,” “expects,” and similar expressions identify forward-looking statements. Those statements are subject to risks and uncertainties which could cause our actual results to differ materially from those projected. Operating results are affected by a wide variety of factors that could materially and adversely affect our actual results, including:

§ competition;

§ general economic conditions;

§ our dependence on significant customers, suppliers, licensees and personnel;

§ revenues from and the costs associated with development contracts;

§ changes in technology;

§ our ability to manage growth and to integrate acquisitions;

§ actions by governmental authorities; and

§ foreign currency/exchange rate fluctuations.

Material fluctuations in our operating results may occur on a quarterly or annual basis. This could materially and adversely affect our business, financial condition and stock price. Except in the normal course of our ongoing disclosure practices or as required by law, we do not publicly release revisions to our forward-looking statements, whether to reflect subsequent events or circumstances or unanticipated events. An investment in our shares involves risks, including those mentioned above and under the headings “Item 3. Key Information – Risk Factors” and “Item 5. - Operating and Financial Review and Prospects” and in other filings we make from time to time with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities.

TABLE OF CONTENTS

PART I	5
Introduction	5
Forward Looking Information	5
Item 1 - Identity of Directors, Senior Management and Advisers	6
Item 2 - Offer Statistics and Expected Timetable	6
Item 3 - Key Information	6
A. Selected Financial Data	6
B. Capitalization and Indebtedness	8
C. Reasons for the Offer and Use of Proceeds	8
D. Risk Factors	8
Item 4 - Information on the Company	25
A. History and Development of the Company	25
B. Business Overview	31
C. Organizational Structure	38
D. Property, Plant and Equipment	39
Item 5 - Operating and Financial Review and Prospects	39
A. Operating Results	40
B. Liquidity and Capital Resources	46
C. Research and Development, Patents and Licenses, etc.	49
D. Trend Information	50
Item 6 - Directors, Senior Management and Employees	53
A. Directors and Senior Management	53
B. Compensation	55
C. Board Practices	61
D. Employees	64
E. Share Ownership	64
Item 7 - Major Shareholders and Related Party Transactions	68
A. Major Shareholders	68
B. Related Party Transactions	68
C. Interests of Experts and Counsel	69
Item 8 - Financial Information	69
A. Consolidated Statements and Other Financial Information	69
B. Legal Proceedings	69
C. Dividend Policy	72
Item 9 - The Offer and Listing	73
A. Offer and Listing Details - Stock Price History	73
B. Plan of Distribution	74
C. Markets	74
D. Selling Shareholders	74
E. Dilution	74
F. Expenses of the Issue	74
Item 10 - Additional Information	75
A. Share Capital	75
B. Memorandum and Articles of Association	75
C. Material Contracts	80
D. Exchange Controls	81
E. Taxation	82
F. Dividends and Paying Agents	87
G. Statement by Experts	87
H. Documents on Display	87
I. Subsidiary Information	87
Item 11 - Quantitative and Qualitative Disclosure About Market Risk	88
A. Financial Instruments	88
B. Foreign Currency	88
Item 12 - Description of Securities Other than Equity Securities	88
PART II	88
Item 13 - Defaults, Dividend Arrearages and Delinquencies	88
Item 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds	89
Item 15 - Controls and Procedures	89
Item 16 - Reserved	89
PART III	89
Item 17 - Financial Statements	89
Item 18 - Financial Statements	117
Item 19 - Exhibits	117
SIGNATURE	118
CERTIFICATIONS	119

PART I

Item 1.

 Identity of Directors, Senior Management and Advisors

A.

Directors and Senior Management

Name and Municipality of Residence	Position with the Corporation	Principal Occupation	Director Since	Common shares of the Corporation beneficially owned, directly or indirectly
Michael A. Jenkins Burlington, Ontario, Canada	President, Chief Executive Officer, and Director	President and CEO of theThe Jenex Corporation and prior thereto President and CEO of Thermolabile Technologies Corporation Inc., being the predecessor Corporation to theThe Jenex Corporation.	2001	12,339,833
Donald F. Felice Alliance, Ohio USA	Chief Financial Officer, Vice President and Director	Vice President of theThe Jenex Corporation and prior thereto Vice President of Thermolabile Technologies Corporation Inc., being the predecessor to theThe Jenex Corporation.	2001	12,150,000
Francis H. Barker Ponte Vedra Beach, Florida USA	Director	From 1986 to 1996, Mr. Barker was the Corporate Vice President of Johnson & Johnson, a U.S. based major pharmaceutical company. From 1996 to 2001, Mr. Barker served as director with Catalina Marketing Corporation, listed on the New York Stock Exchange, and from 1998 to 2001, Mr. Barker served as a director with Aradigm Corporation, listed on the NASDAQ Stock Exchange.	2001	316,667
Wayne Izumi Burlington Ontario Canada	Director	Since 1984 Mr. Izumi has been President of Stoller Canada a major provider of secondary and micronutrient products. In addition, Mr. Izumi is a principle of Izumi Outdoors Inc. a multi media company.	20012003	717,242

B.

Advisors

Heighington Law Firm, Barristers & Solicitors, Calgary, Alberta have been legal counsel to the Corporation since its incorporation. Computershare Trust Company of Canada is the transfer agent and registrar for the Common Shares at its principal offices in Calgary, 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8.

C.

Auditors

Hennick Herman Mar, LLP, Toronto, Ontario were the auditors of the Corporation from the date of incorporation until July 2004. Since July 2004 Sloan Partners LLP, Chartered Accountants, Toronto, Ontario have been the auditors.

Item 2.

Offer Statistics and Expected Timetable

This Form 20F is being filed as a registration statements under the Exchange Act and, as such, there is no requirement to provide any information under this item.

Item 3.

 Key Information

All financial information contained in this report is stated in Canadian dollars unless otherwise indicated.  Unless otherwise stated, all financial statements and all financial data is presented and prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

A.

Selected Financial Data

Selected financial results for the periods indicated are given below. This selected financial data is taken from our annual audited financial statements included with this Form 20-F or previously filed by us.  You should read this selected financial data along with those financial statements.

The Corporation has a limited history of operations and has generated minimal operating revenues.  The following table sets forth, for the periods and the dates indicated, selected financial and operating data for the Corporation.  This information should be read in conjunction with the Corporation's Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.  The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Corporation.  To date the Company has not paid any dividends on the Common Shares and it does not expect to pay dividends in the foreseeable future.

Our financial statements and selected financial data set out in Table 1 have been prepared in accordance with Canadian GAAP, which, in our case is the same in all material respects for the periods presented with United States GAAP, except as discussed in the footnotes to those financial statements. Table No. 2 presents selected financial data reconciled to U.S. GAAP. (Please refer to the US GAAP reconciliation for the period ended July 31, 2004 (Fiscal 2004) in our financial statements at Note 14).

Table No. 1

Selected Annual Audited Consolidated Financial Data

(CDN$, except per share data)

(Canadian GAAP)

	Year Ended July 31, 2004 (1)	Year Ended October 31, 2003	Year Ended October 31, 2002	Year Ended October 31, 2001
Sales	$38,535	$53,773	$37,832	$47,214
Gross profit	$14,452	$20,140	$14,112	$17,832
Loss from operations	$698,954$1,957,540	$673,826	$959,899	$532,904
Loss for the year	$2,318,838	$702,350	$663,907	$523,404
Loss per share	$0.06	$0.02	$0.02	$0.03
Diluted loss per share	$0.06	$0.02	$0.02	$0.03
Weighted average number of shares outstanding	36,971,412	33,161,827	32,578,440	20,053,419
Dividends on Common Shares	Nil	Nil	Nil	Nil
Working capital (deficiency)	$386,492	($6,171)	$282,688	$708,939
Due from related parties	Nil	Nil	Nil	Nil
Long-term debt	$596,689	$52,742	$21,600	$234,285
Shareholders’ equity (deficit)	($117,472)	$1,078,007	$1,608,472	$2,046,552

 Note: (1)     The Corporation amended its fiscal year end from October 31 to July 31.

Table No. 2

Selected Financial Data

(CDN$, except per share data)

(U.S. GAAP)

	Year Ended July 31, 2004	Year Ended October 31, 2003	Year Ended October 31, 2002	Year Ended October 31, 2001
Net loss	$1,899,195	$545,334	$1,846,581	$1,271,332
Basic loss per share	$0.05	$0.02	$0.06	$0.06
Weighted average number of shares outstanding	36,971,412	33,161,827	32,578,440	20,053,419
Diluted loss per share	$0.05	$0.02	$0.06	$0.06
Weighted average number of shares outstanding (diluted)	36,971,412	33,161,827	32,578,440	20,053,419
Shareholders’ equity (deficit)	($117,472)	$658,364	$1,029,313	$970,472
Total assets	$525,080	$822,206	$1,099,197	$1,337,039

Table 3 below gives a summary of certain financial information for the eight quarterly periods ending

JulyOctober 31, 2004.

Table No. 3

Summary Quarterly Consolidated Financial Information

(CDN$ in ‘000s, except per share data)

(Canadian GAAP)

	Fiscal 2004				Fiscal 2003
Quarter ended	Jan	Apr	July	Jan	Apr	July	Oct
Sales	$16,498	$6,067	$15,970	$11,854	$11,019	$18,360	$12,540
Net loss	$166,791	$572,226	$1,579,821	$165,586	$177,750	$198,757	$503,593
Basic loss per share	$0.02	$0.02	$0.04	$0.01	$0.01	$0.01	$0.02
	Fiscal 2005	Fiscal 2004			Fiscal 2003
Quarter ended	Oct	Jan	Apr	July	Jan	Apr	July	Oct
Sales	$7,520	$16,498	$6,067	$15,970	$11,854	$11,019	$18,360	$12,540
Net loss	$235,855	$166,791	$572,226	$1,579,821	$165,586	$177,750	$198,757	$160,257
Basic loss per share	$0.01	$0.02	$0.02	$0.04	$0.01	$0.01	$0.01	$0.01

B.

Capitalization and Indebtedness

Not Applicable

Capital	Authorized	Outstanding as of July 31, 2004	Outstanding as of October 31, 2004	Outstanding As of Most Recent Month End
Common Shares	Unlimited	$4,584,010 (39,757,917 shares)(1)	$4,742,010(2) (40,547,917)	$4,742,010(2) (40,547,917)
Preferred Shares	Unlimited	Nil	Nil	Nil

Notes:

(1)

The deficit of the Corporation was as at July 31, 2004 the date of the Corporation's most recent audited financial statements is  $4,717,615.

(2)

After giving effect to the issue of 790,000 shares after July 31, 2004.

C.

Reasons for the Offer and Use of Proceeds

Not Applicable

Exchange Rate Information

The following table gives, for each of the periods indicated, the high and low rates of exchange of one United States dollar into Canadian dollars, the average of the month-end exchange rates during each such period and rate at the end of the period. These rates are the closing rates US/Canadian exchange rates as stated by the Bank of Canada. The foreign exchange rate as at JulyOctober 31, 2004 was $0.75228148.

Month Ended	Average	High	Low	Close
October 31, 2004	$0.7934	$0.8324	$0.7834	$0.8148
July 2004	$0.7565	$0.7651	$0.7505	$0.7522
June 2004	$0.7364	$0.7497	$0.7275	$0.7497
May 2004	$0.7259	$0.7363	$0.7165	$0.7335
April 2004	$0.7453	$0.7651	$0.7275	$0.7288
March 2004	$0.7530	$0.7652	$0.7448	$0.7626
February 2004	$0.7523	$0.7631	$0.7450	$0.7487
January 2004	$0.7701	$0.7867	$0.7476	$0.7548

Fiscal Year Ended October 31 and July 31, 2004	Average	High	Low	Close

July 2004	$0.7514	$0.7867	$0.7165	$0.7522
October 31 2003	$0.6939	$0.7669	$0.6287	$0.7584
October 31 2002	$0.6356	$0.6613	$0.6202	$0.6421
October 31 2001	$0.6493	$0.6696	$0.6294	$0.6294

D.

Risk Factors

You should consider carefully the following risks and other information included in this Form 20-F.  We are, from time to time, subject to a variety of risks in the nature of our business or markets which if events adverse to us were to occur, could have a material impact on our business, financial condition, results of operations or prospects. While we have attempted to identify the primary known risks that are material to our business, additional risks that we have not yet identified or that we currently think are immaterial may also impair our business operations. The trading price of our shares could decline due to any of these risks. In assessing these risks, you should also refer to the other information in this Form 20-F, including the financial statements and related notes. Any of the following risk factors could potentially impair the ability of the Corporation’s ability to continue operating as a going concern.

No Assurance of Successful Development

Prospects for companies in the health products industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in health products companies should be regarded as speculative.  It is not possible to predict, based upon studies in animals, whether a new therapeutic, device or topical treatment will prove to be safe and effective in humans. Failure to achieve successful development of its products could severally impair the Corporation’s ability to continue operating as a going concern

Lack of Profitability

The Corporation’s prospects must be considered in light of the risks, expenses and difficulties frequently encountered with the establishment of a development stage company in a highly competitive industry, characterized by frequent new product introductions.   The Corporation has concentrated on research and development and has generated limited revenues which are insufficient to offset its research and development costs and, accordingly, the Corporation has not made an operating profit.  The Corporation has had no earnings, minimal revenues and negative cash flows to date, and there can be no assurance that it will have earnings or positive cash flow in the future.  The Corporation has incurred losses and anticipates that its losses will increase. Failure to achieve profitability could severally impair the Corporation’s ability to continue operating as a going concern.

Capital Requirements and Liquidity

The Corporation’s future capital requirements will depend on many factors, including continued scientific progress in its research and development program, progress in any pre-clinical and clinical evaluation of products and product candidates that may be undertaken by the Corporation, time and expense associated with filing, prosecuting and enforcing its patent claims and costs associated with obtaining regulatory approvals.  In order to meet such capital requirements, the Corporation will consider contract fees, collaborative research and development arrangements, and additional public or private financing (including the issuance of additional equity securities or the incurrence of debt) to fund all or a part of the Corporation’s programs.  There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms.  If adequate funds are not available, the Corporation may have to substantially reduce or eliminate expenditures for research and development, testing, and any future production and marketing of its proposed products, or obtain funds through arrangements with corporate partners that may require the Corporation to relinquish rights to certain of its technologies or products. There can be no assurance that the Corporation will be able to raise additional capital if its capital resources are exhausted.  The ability of the Corporation to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Corporation. Failure to keep up with its capital expenditures could severally impair the Corporation’s ability to continue operating as a going concern.

Dependence on Key Personnel

The Corporation’s success is dependent to a great degree upon its ability to attract and retain highly qualified management and scientific personnel and to develop and maintain relationships with leading research institutions.  The Corporation is highly dependent on the principal members of its management as well as its advisors, collaborators and consultants.  Competition for such personnel is intense and is affected by a number of factors beyond the control of the Corporation.  The loss of such key employees, advisors, collaborators and consultants, could compromise the speed and success of the Corporation’s research and development objectives and adversely affect the Corporation’s future prospects. The Corporation does not maintain key man insurance coverage on Michael Jenkins or Don Felice and the loss of either or both individuals could severally impair the Corporation’s ability to continue operating as a going concern.

Dependence on Third Party Relationships

The Corporation relies upon third party relationships for assistance in the conduct of its research and development and expects to rely on third party relationships for manufacturing, marketing and commercialization of its products. There can be no assurance that the Corporation will be able to maintain or establish such arrangements on favorable terms, if at all, or that such arrangements will be successful.  The failure to establish successful arrangements with third parties could have an adverse effect on the Corporation’s future prospects.

Proprietary Rights and Patent Protection

Notwithstanding that the Corporation has obtained patents on the thermal therapeutic device, there can be no assurance that such patents will provide the Corporation with any competitive advantages or will not be successfully challenged by any third party, or that the patents of others will not have an adverse effect on the ability of the Corporation to do business.  In addition, there can be no assurance that a third party will not independently develop similar technologies, duplicate some or all of the Corporation’s technologies.  There can be no assurance that the confidentiality of the Corporation’s technology can be maintained or that such technology will not or has not already been independently discovered by others. Disclosure and use of the Corporation’s know-how and technology not otherwise protected by patent are generally controlled by written agreements. There can be no assurance, however, that all such agreements will be honored, that others will not independently develop equivalent technology, that disputes will not arise concerning the ownership of intellectual property or that disclosure of the Corporation’s technology will not occur. To the extent that advisors, consultants or other research collaborators use intellectual property owned by others in their work with the Corporation, disputes may also arise as to the rights to the resulting know-how or inventions.  In addition, the Corporation may be required to obtain licences to patents or other proprietary rights of third parties.  No assurance can be given that any licenses required under such patents or proprietary rights will be available on terms acceptable to the Corporation.   If the Corporation does not obtain such licenses, it could encounter delays in introducing one or more of its products to the market while it attempts to design around such patents, or could find that the development, manufacture or sale of products requiring such licenses could be foreclosed.  In addition, the Corporation could incur substantial costs in defending itself in suits brought against the Corporation regarding such patents or in suits whereby the Corporation attempts to enforce its own patents against other parties.  The patent protection afforded to health products companies is uncertain and involves many complex legal, scientific and factual questions. There is no clear law or policy involving the degree of protection afforded under patents.  As a result, there can be no assurance that, (i) litigation will not be commenced seeking to challenge the Corporation’s patent protection or that such challenges will not be successful, (ii) processes or products of the Corporation do not or will not infringe upon the patents of third parties, or (iii) the scope of patents that may be issued to the Corporation will successfully prevent third parties from developing similar or competitive products.  It is not possible to predict how any patent litigation will affect the Corporation’s efforts to develop, manufacture or market its products.  The cost of litigation to uphold the validity and prevent infringement of any patents issued to the Corporation may be significant and there can be no assurance that the Corporation will have sufficient financial or other resources to conduct such litigation.

Risk of Third Party Claims for Infringement

The Corporation is not aware of any of its technology or processes that infringe the proprietary rights of third parties. There can be no assurance, however, that third parties will not claim such infringement by the Corporation with respect to current or future technology or products of the Corporation.  Dealing with any such claims, with or without merit, could be time-consuming, result in costly litigation, or require the Corporation to enter into royalty or licensing agreements which may or may not be available on terms acceptable to the Corporation.  The failure to do any of the foregoing may have a material adverse effect on the Corporation.

Regulatory Environment

The procedure involved in obtaining regulatory approval from the competent authorities to market therapeutic products and devices and topical treatments is a long and expensive process that may delay or prevent product development.  The Corporation’s thermal therapeutic device has received regulatory approval in Canada only and anythe USA. The InterceptCS device has received regulatory approval in Canada only. Any regulatory approval sought with the FDA in the USA to allow the Corporation to market a product in the USA may be applicable to a limited extent only or it may be refused in its entirety.  Such limitations or refusal could have a material adverse effect on the sales and profitability of the Corporation. There can be no assurance that the Corporation will obtain such regulatory approval for InterceptCS from the FDA on a timely basis if at all.

Competition

Competition in the health products industry is intense.  The Corporation will compete with other companies that are developing or have developed products designed to treat similar conditions.  Many of these other companies have substantially greater resources than the Corporation.  There can be no assurance that developments by other companies will not adversely affect the competitiveness of the Corporation’s technologies or any products based thereon or the commitment of the Corporation’s research collaborators to the Corporation’s programs.  The health products industry is also characterized by extensive research efforts and rapid technological change.  Competition can be expected to increase as technological advances are made and commercial applications for health products increase.  Competitors of the Corporation may use different technologies or approaches to develop products similar to the products which the Corporation is seeking to develop, or may develop new or enhanced products or processes that may be more effective, less expensive, safer or more readily available before the Corporation obtains regulatory approval of its products in the USA.  There can be no assurance that any product developed by the Corporation will compete successfully or that research and new industry developments will not render the Corporation’s products obsolete or uneconomical.

Manufacturing and Marketing

The Corporation has limited or no experience in large scale manufacturing and marketing its products.  There can be no assurance that any manufacturing and marketing efforts will be successful.  The Corporation intends to rely on third parties to manufacture or market products.  Accordingly, the quality and commercial success of such products may be outside its control.  There can be no assurance that the market will accept the Corporation’s product candidates, even if they prove to be safe and effective and are approved for marketing by the TPD (Therapeautic Products Directorette – Health Canada), the FDA and other regulatory authorities.  Failure of or delay by a manufacturer of the Corporation’s products to comply with Good Manufacturing Practices or similar quality control regulations or satisfy regulatory inspections may have a material adverse effect on the future prospects of the Corporation.  Further, market penetration of the Corporation’s products will be influenced by factors including the cost-effectiveness and overall economic benefits that such products offer.

Product Liability And and Insurance

The sale and use of products under development by the Corporation, and the conduct of clinical studies involving human subjects, may entail risk of product or other liability.  The Corporation currently maintains product liability insurance for its Therapik™ product but there can be no assurance that it will be able to maintain appropriate levels of product liability insurance for the use of its products in clinical trials or for commercial sale.  An inability to maintain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by the Corporation.  The obligation to pay any product liability claim or recall a product could have a material adverse effect on the business, financial condition and future prospects of the Corporation.

The Corporation’s operating results may vary significantly from quarter to quarter

The Corporation’s operations and related revenue and operating results have varied from quarter to quarter, in the short time since the Corporation commenced operations, and the Corporation expects these variations to continue.  Because a significant portion of the Corporation’s expenses, particularly personnel costs and rent, are relatively fixed in advance of any particular quarter, shortfalls in revenue caused by the factors listed above and other factors may cause significant variations in operating results in any particular quarter.

Loss of Control

The Corporation’s constituting documents, being its Articles of Incorporation and By-Laws, provide for the issuance of an unlimited number of common shares and an unlimited number of preferred shares and the issuance of additional common shares will result in dilution to all shareholders.

The Corporation’s revenues will be negatively impacted if it is unable to accurately estimate costs for fixed-fee objects

The Corporation’s ability to accurately estimate the costs of performing fixed-fee projects will have an impact on its  future revenues. To date the Corporation has generated an insignificant amount of revenue and certain fixed costs such as executive salaries and deferred compensation for executive officers may impair the ability of the Corporation to attract additional financings on suitable terms and conditions.

Going Concern

The Corporation’s financial statements concern a going concern notice. Essentially this means the financial statements were prepared on a going concern basis, which assumes that the Corporation will continue in operation for the foreseeable future and accordingly will be able to realize its assets and discharge its liabilities in the normal course of operations. Since inception, the Corporation has concentrated on research and development. It has had no earnings, minimal revenues, negative operating cash flows and has financed its activities through the issuance of shares. The Corporation’s ability to continue as a going concern is dependant on obtaining additional investment capital and the achievement of profitable operations. In the ensuing year, the Corporation intends to attract new investors, launch its cold sore prevention product and sell additional licenses to exploit its patented technology. There can be no assurance that the Corporation will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern.

From its inception the Corporation has invested approximately $1,873,295 in research and Development, capital expenditures, patent costs, clinical trials and regulatory applications. All expenditures have been financed via the issuance of equity and the majority of this amount has been expended in North America. To date the Corporation has received no take-over offers from friendly or hostile parties.

Item 4.

Information on the Company

A.

History and Development of the Company

The Jenex Corporation was incorporated on March 5, 2001 under the Business Corporations Act (Alberta). By Certificate of Amendment dated April 17, 2001, the Corporation amended its articles to remove all private issuer restrictions.  As a result of the removal of such restrictions, the Articles no longer impose restrictions on: (i) the transfer of shares of the Corporation; (ii) the number of shareholders of the Corporation; or (iii) the Corporation's ability to make invitations to members of the public to subscribe for shares. The Articles provide that the directors of the Corporation may, between annual meetings of shareholders, appoint additional persons to serve as directors of the Corporation, provided that the number of additional directors so appointed may not exceed one-third of the total number of directors who held office as at the close of business of the preceding annual meeting of shareholders.  Meetings of shareholders may be held anywhere in North America.

The registered office of the Corporation is 17th Floor1120, 700 - 4th Avenue S.W., Calgary, Alberta, T2P 3J4.  The head office of the Corporation is located at 940 Sheldon Court, Suite 207, Burlington, Ontario, L7L 5K6.  The Corporation’s communication addresses are; Phone (905) 632 - 3830; Facsimile (905) 632 – 3774; Email – jenex@sprint.ca; Web – www.jenexcorp.com

.

It completed a public offering of securities on June 20, 2001 and the shares of the Company commenced trading on the TSX Venture Exchange (formerly CDNX) on July 11, 2001. On December 17, 2001 the Company amalgamated with Thermolabile Technologies Corporation Inc. (“TCC”) and continued under the name "The Jenex Corporation". The Company has no subsidiaries. The Company operates with the following mandates:

a) As a research and development company;

b) As a manufacturer, marketer and developer of medical devices;

c) As a licensor of its technology;

d) As an acquirer of technologies/operating companies.

The Company has a proprietary Thermal Therapy Technology that provides topical relief to certain skin irritations resulting from insect bites and stings and prevention of cold sores. Since inception the efforts of the Company have been devoted to develop and market this technology.

The Company changed its fiscal year end from October 31 to July 31, effective July 31, 2004.  This change was done to more closely align the Company’s fiscal year with the business cycle and to facilitate the preparation of the annual financial statements on a timely basis.  Accordingly, for the 2004 fiscal period, the Company has reported its annual financial statements for the nine month period ended July 31, 2004.

B.

Business Overview

Headquartered in Burlington, Ontario, the Corporation has been in commercial operation (via TTC prior to completion of the above noted qualifying transaction) since 1999 as a medical device research and development company which has acquired a patented thermal therapy technology.  The first product developed from the technology (Therapik™) is indicated for use against insect stings and bites.  Two French researchers, Dr. M. Deheuvels and Georges Ratkoff, invented the original thermal therapy device in 1987.  Dr. Deheuvels was aware of a common European folk treatment for stings from bees or other insects that involved placing a lit cigarette, a lighter or a re-hot poker close enough to the bite to heat the skin.  Though effective, the method was obviously very crude and involved the danger of burning the skin.

Medical science supported the basic premise of the custom.  The venom of wasps, bees and some sea creatures such as jellyfish, are thermolabile, meaning that these venoms can be rendered harmless by the application of heat at a specific temperature.  Even in the case of bites from insects whose venom is not thermolabile, such as mosquitoes and black flies, heating the affected area can improve circulation and counteract the immune responses that create swelling and itching.  Thus, if applied soon enough, at the right temperature and for sufficient duration, heating can significantly reduce the pain and discomfort of such stings.

Intriqued by the potential application of this theory, Dr. Deheuvels decided to develop a portable device that could provide effective relief from insect and sea creature stings by delivering precisely controlled heat that would neutralize thermolabile venoms without the risk or burning the skin.  Dr. Heheuvels approached co-inventor Georges Ratkoff with the idea, and they developed and tested such a device, which they then marketed under the trademark “Therapik™”.

Double-blind clinical trials were conducted in four countries.  To date, more than 200,000 Therapik™ units have been sold in Europe, Canada and the United States, for the treatment of venomous stings from wasps, bees and sea creatures, with no appreciable marketing push.  Therapik™ Regulatory approvals were submitted and granted for Canada and the United States.  In Canada, the Canadian Therapeutic Products Directorate (the TPD) approved Therapik™ with the claim, “Therapik™ provides temporary relief of the pain, itch and inflammation resulting from the most painful insect stings (hornets, bees, flies, jellyfish) and the most frequent bits (mosquitos, black flies) after application for 20-30 seconds.  In the United States, FDA approved Therapik™ with the claim, “The Therapik™ is indicated for use to provide temporary relief of the pain and itching resulting from insect stings and bites such as bees, wasps and mosquitoes by increasing localized blood flow.”

The Therapik™ device is being marketed as a treatment to relieve the pain and swelling caused by bites from over 20,000 different species of insects, including wasp and bee stings, and the venom of certain sea creatures, such as jelly-fish.

The device was approved in Canada as a Class II medical device with a claim to stop the pain, itch and inflammation caused by insect stings and bits.  The device is applied to the surface of the skin after a bite or sting for thirty seconds.  The device delivers the precise amount of heat required to stop the pain, itch and inflammation caused by the insect sting or bite.  The Therapik™ device was the first product developed from the Jenex thermal therapy technology and approved by Health Canada in October 1996 to assert the claim “relieves the pain, itch and inflammation resulting from painful stings (hornets, bees, wasps and jellyfish) and bites (black flies and mosquitoes, after an application of 20 to 30 seconds”.  The Corporation’s 510-K was approved by FDA in November 1997 to assert the marketing claim  “ to provide temporary relief of the pain and itching resulting from insect stings and bites such as bees, wasps and mosquitoes by increasing localized blood flow””.  The 510-K application to FDA refers to the process through which you apply for an “over the counter”, approval for the sale/distribution of your product.  The FDA does not approve products through the 510-K process, they approve 5-10K applications.  The 510-K application would require that your product have a similar product technology comparison in the marketplace that has been approved for sale and has proven safe (this is referred to as predicate device).  You would also require clinical evidence that has proven your requested claim.  There are numerous requirements for a successful 510-K application.  The ones listed above allow you to be considered for 510-K process.  The second product developed from this technology (interceptCS) has been clinically proven to prevent cold sores.  This device has received regulatory approval under Health Canada’s Therapeutic Products Medical Device Bureau to permit the Corporation to assert the marketing claim “For prevention and relief of the symptoms of herpes labialis (cold sores), such as, blistering, lesions, inflammation, and discomfort. Also helps alleviate the embarrassment that is typically associated with herpes labialis (cold sores) outbreaks”.  InterceptCS is the only product, in Canada, that has been approved to make a prevention claim for cold sores, by Health Canada.  Please refer to Health Canada website for review of products and claims.  The technology is protected by patents in the United States, Canada, Spain, Switzerland and Australia.  There are no similar products currently on the market.   A medical device license number was issued on June 15, 2000 in accordance with Canadian Medical Device Regulations.  The Corporation will seek approval from the U.S. Food and Drug Administration (FDA) to make a similar marketing claim.

Market Overview

Estimates are that about 58% of the U.S. population carries the cold sore virus (source: www.zila.com).  Between 20% to 40% of the total population has recurrent (more than 2 cold sore episodes per year) Herpes Labialis (Core Sores).  Management of the Corporation believes that to date, the thermal therapyinterceptCS is the only over-the-counter (“OTC”) deviceproduct clinically proven and approved to prevent the outbreak of cold sores.  Currently, the only products available for the prevention of cold sores are expensive prescription anti-viral drugs with limited effectiveness and possible side effects.  Available OTC preparations merely soothe symptoms, but have no general preventative or healing value.   Despite their side effects, sales these products are driven by cold sore sufferers anxious to prevent the pain and embarrassment inflicted on cold sore sufferers. Available OTC preparations merely soothe symptoms, but have no general preventative or healing value. The market demand for cold sore products is not seasonal or effected by seasonal weather patterns.

C.

Organizational Structure and Stated Business Objectives and Strategy

The Corporation intends to complete the following milestones in order to successfully penetrate the marketplace.

-

Complete final product design and establish contract manufacturing partners and launch commercial sales in Canada

-

Completion of FDA approval process in establishing an over the counter product with a prevention claim for cold sores.

-

Identify and enter into a strategic agreement to license the thermal therapy technology and market the device. A major pharmaceutical or consumer products company, with significant market influence and established OTC distribution channels, would be the optimal choice.

Facts About Cold Sores

Cold sores are caused by HSV-1 (herpes simplex virus 1), which can remain dormant in the body for long periods of time, causing recurrent outbreaks. The initial HSV-1 infection manifests as a flu-like illness and generally occurs in early childhood, although some people may contract a primary infection as an adult.  The virus is spread through contact with the fluid from the cold sore blisters or with the saliva of an infected individual.  The virus is most easily transmitted when the blisters have first formed, but the lesions remain contagious until they have healed completely.  Cold sores are small lesions that appear on the lips or surrounding skin.  These lesions initially form as clusters of tiny blisters that burst and then crust over.  They may last for 3-10 days. They are painful to touch, and can interfere with normal activities such as speaking and eating.  Cold sores can also be socially embarrassing for sufferers, since they are both unattractive and easily spread.

In recurrent cases, the appearance of lesions is often preceded by prodromal symptoms of tingling, itching or burning aroundsigns indicating the lipsvirus is active.  These are warning signs that you will most likely have a cold sore outbreak.  The prodromal signs usually present occur as itching, tingling or a burning sensation at the site of the eventual outbreak. These onset symptoms usually occur 24-48 hours prior to the eruption of a lesion, giving the sufferer advanced warning and providing a window for preventative therapy.

Available Treatments

1.

Symptomatic Approaches

As cold sores are viral in origin, there is currently no cure to prevent the virus from re-occurring.  Treatment options have heretofore been quite limited, with only partial efficacy.  Oral analgesics, such as ASA or acetaminophen, may mitigate the discomfort of cold sore lesions, but offer very little to speed healing time.  Similarly, pain relief can be obtained through the direct topical application of local anesthetic creams, such as lidocaine or L-Lysine.

Other non-prescription products have been approved in Canada and the United States to soothe cold sore lesions, but they have no preventative or healing benefits.  Several general lip-care products claim to be useful for relieving the symptoms of cold sores, among other uses, on their labels.  These products include Blistex ®(Blistex, Inc.), Carmex® (Carma Labs, Inc.) and Chapstick Medicated Lip Balm® (A.H. Robins).  The main therapeutic ingredients in such products are menthol and/or camphor to help reduce discomfort, and a variety of emollients to moisten and protect the lesion.  Other products, such as Zilactin® (Zila Pharmaceuticals), Herpecin-L® (Campbell Labs, Inc.), Viractin® (Viro-tex Corp.) and Campho-Phenique® (Sterling Health Products) claim that they are designed specifically for the treatment of cold sores.  These products contain local anaesthetic agents, such as benzocaine, to alleviate pain and burning. These OTC products may aid in relieving the symptoms of cold sores, but do not act on the virus itself or alter the course of the outbreak.

A variety of "natural" treatments are also available on the market, but none of which have been clinically proven.  Lactobacillus and red marine algae are purportedThere is no medical evidence to be useful in treating cold sores, but have not been adequately studied to establishsupport the effectiveness.  of these natural products. Nevertheless, such "natural" products are very popular, despite the lack of supporting clinical evidence.

2.

Preventative Therapies

Anti-viral Therapies

A relatively new class of prescription drugs, anti-virals, are now being tried to help prevent or suppress recurrent cold sore outbreaks.  Currently, anti-virals are used both in topical and oral forms as a cold sore treatment, however. Until recently, the treatment of cold sores in otherwise healthy patients iswas not among the official indications for these drugs, although they are were still prescribed "off label" by some physicians for this purpose ( referring to products/drugs that are prescribed by a physician for a condition that the product/drug has not been clinically proven/approved).

The most widely used anti-viral drug is acyclovir, which is sold under the brand name Zovirax®, manufactured by Glaxo Wellcome. ®. In addition, several pharmaceutical companies (Glaxo WellcomeGlaxoSmithKline, Abbott, Novopharm and Faulding) produce acyclovir sodium for injection, indicated in the treatment of immunocompromised (having an immune system that has been impaired by disease or treatment) patients with HSV-1 and HSV-2 (herpes simplex virus 2) infections.  Use of this injectable anti-viral for the general treatment of cold sores is still being studied.  In addition to acyclovir, newer anti-viral drugs have been developed by various pharmaceutical companies, but have yet to receive approval for the treatment or prevention of cold sores.  Glaxo WellcomeSmithkline manufactures another anti-viral agent, valacyclovir, under the brand name Valtrex. As well, the anti-viral drug famciclovir, sold under the trade name Famvir, manufactured by SmithKline BeechamNovartis, is used primarily to treat genital herpes and shingles.

In Canada, topical acyclovir is not currently indicated for the treatment of cold sores, except in the case of immunocompromised patients.  In the U.K., France and South Africa, however, topical acyclovir is sold over the counter as a treatment for cold sores.  Glaxo WellcomeBiovail has applied to have acyclovir given non-prescription status in Canada, but without success to date.

While oral anti-viral therapy may help preventhave some preventative effect or reduce lesions, it is an expensive and inconvenient approach to the problem.  Moreover, as acyclovir only appears to be effective when delivered systemically rather than locally, the potential for adverse side effects is greater.  Common side effects of anti-viral drugs may include headache, nausea, vomiting, diarrhea and fatigue.  These drugs canmay also harm renal function and, in some cases, cause hallucinations.  The safety of these drugs for pregnant women and young children has not been established.

Sunscreen

One currently available OTC product that apparently does have some preventative value is sunscreen.  Excessive exposure to sunlight can be a trigger for the recurrence of cold sores.  Application of sunscreen to the lips and the skin around the mouth before sun exposure can thus lessen the likelihood of an outbreak due to this one particular trigger.

Sunscreen, however, will do nothing to prevent outbreaks caused by any other trigger, such as stress, trauma, fever, infection or hormonal fluctuations.  No sunscreen product is currently marketed primarily for the prevention of cold sore outbreaks.

D.

Property, Plant, and Equipment

History of Product

The original thermal therapy device was invented by two French researchers, Dr. M. Deheuvels and Georges Ratkoff, in 1987.

Dr. Deheuvels was aware of a common European folk treatment for stings from bees or other insects that involved placing a lit cigarette, a lighter or a red hot poker close enough to the bite to heat the skin.  Though effective, the method was crude and involved the danger of burning the skin.

The venom of wasps, bees, and some sea creatures, such as jelly-fish, are thermolabile (sensitive to heat).  In other words, these venoms can be rendered harmless by the application of heat at a specific temperature.  Even in the case of bites from insects whose venom is not thermolabile, such as mosquitoes and black flies, heating the affected area can improve circulation and counteract the immune responses that create swelling and itching.  Accordingly, if applied soon enough, at the right temperature and for sufficient duration, heating can significantly reduce the pain and discomfort of such stings.

Based on this information Dr. Deheuvels commenced development of a portable device that could provide effective relief from insect and sea creature stings by delivering precisely controlled heat that would neutralize thermolabile venoms without the risk of burning the skin.

Dr. Deheuvels approached co-inventor Georges Ratkoff with the idea, and they developed and tested such a device, which they then marketed under the trademark "Therapik™".  Although the device was initially intended for the treatment of insect stings, the two researchers were aware that the device could also have benefits in the treatment of other conditions.  In 1989, the researchers applied for and obtained a U.S. patent for a "portable apparatus for localized heating of the skin for therapeutic purposes."  One of the additional applications the researchers envisioned for this device was the treatment of cold sores.

Product Description and Function

Therapik™ is a small, portable, hand-held, 9-volt battery powered device equipped with a carrying wrist strap.  It measures approximately 3cm x 3cm x 10cm and weighs less than four ounces, including the battery.  The heat is initiated by use of a simple, non-locking, finger or thumb activated on/off switch.  Heat is produced as long as the switch is depressed; when pressure on the switch is released, the circuit is interrupted and heat is no longer produced. All raw materials used to construct Therapik™ and interceptCS are readily available in North America.

Therapik™ is approved in Canada and the United States as a Class II medical device with a claim; “to stop the pain, itch and inflammation caused by insect stings and bites”.

interceptCS is a small, ergonomically designed, hand-held unit consisting of a base unit, shaped to fit comfortably in the hand, with a disposable treatment activator used for preventing one cold sore occurrence.  The device is powered by a standard 9-volt battery.  The device will have an indicator light to show battery power, a light and beeper indicating treatment activation and an automatic shut-off after a thirty second application to ensure proper application time for efficacy and safety.

interceptCS is approved in Canada as a Class II medical device with a claim “For the prevention and relief of the symptoms of herpes labialis (cold sores), such as blistering, lesions, inflammation and discomfort.  Also helps alleviate the embarrassment that typically is associated with herpes labialis (cold sore) outbreaks”.  It is a Personal Health Care product that will deliver the requisite amount of heat to the precise location where the prodromal signs of a cold sore are evident.

Marketing Strategy

The Corporation will launch their cold sore prevention product in Canada in the first quartersecond half of 2005.  If appropriate, the Corporation will establish licensing arrangements with various partners for different geographical areas. If an appropriate partnership cannot be developed the Corporation will directly market their products in International markets subject to regulatory approval.

The strategic partnerJenex will gain first-to-market advantage with this product.  The exclusive technology and strong market potential provide an opportunity for significant sales and revenue.  The OTC products currently marketed for the treatment of cold sores have no preventativeonly symptomatic value, yet they generate substantial sales, and do not alter the course of the outbreak, yet they generate substantial sales.  Potential demand for a more effective product is strong because the consumer/patient currently does not have the opportunity to acquire a product that prevents cold sores.  Antiviral drugs effectiveness is limited to reducing the number of days that one will have a cold sore versus left untreated.  Potential problems encountered by antiviral treatments are side effects such as headache, nausea, vomiting, diarrhea, and fatigue.  These side effects are well documented in the clinical data for the listed drugs and are noted in the product information enclosed with each product sold/prescribed to a consumer/patient.

At present, there are no thermal therapy devices on the market for cold sore prevention.  The only treatments currently available are expensive prescription anti-viral drugs, which have limited effectiveness and carry the risk of unpleasant side effects.  Thermal therapy offers a natural alternative that is clinically proven, safe, effective and economical.

One of the main challenges will be to change the buying pattern of the cold sore sufferer.  Currently, the consumer in this category can get a cold sore, purchase a product, and apply a topical remedy (over the counter or prescription).  The current products reduce the number of days they have their cold sore; they do not prevent the cold sore.  Therefore there is no need for a cold sore sufferer to buy current products prior to their next cold sore episode.  Our challenge will be to inform and educate the recurrent cold sore sufferer and have then purchase our product prior to their next cold sore episode.  Our product is applied during the prodromal phase….the itching, tingling or burning sensation…which are the warning signs that you are getting a cold sore.

Market Demand

The virusIndustry estimates that causes cold sores, HSV-1, is endemic in North America, affecting 80% of the population.  Approximately 60% of the population suffers cold sore outbreaks as a result of this infection (source: www.utexas.edu/pharmacy.com).  Current medical research indicates that 20-40% of the population experience recurrent cold sore outbreaks (Seversonthere are between 5 and Tyring, 1999).  In the Canadian market alone, that figure translates into as many as 1210 million people who suffer recurrent bouts of cold sores.

Of these patients, 50% will use an OTC preparation to treat the lesions, while only 1% to 3% will seek doctor-prescribed agents (source: www.utexas.edu/pharmacy.com).  Thus, in North America, OTC remedies are the mainstay of treatment for cold sores, although such products generally provide only partial symptomatic relief and do not speed the healing of the lesion or prevent the outbreak in the first place.

Systemic anti-viral therapy is the only pharmaceutical method that has so far shown any degree of efficacy in preventing and suppressing cold sores.  This form of drug therapy is quite expensive, with potential side effects, yet prescription and sales figures indicate that a significant number of cold sore sufferers are willing to make the expenditure and take the risk in order to potentially prevent outbreaks of lesions or reduce their frequency and duration.

Competition

ThereCurrently there is no direct competition currently in the market place.  The CorporationJenex will be the first to market with a natural thermal therapy deviceproduct clinically proven and approved to prevent cold sore lesions.

Abreva, recently launched in the United States, is an OTC product   In Canada current available treatments are products that claims to provide some symptomatic relief and anti-viral agents that shorten the duration.  The median time-to-healing supported in their clinical trials was less than one day shorter than the placebo group.

The only other treatment option with general preventive benefits is anti-viral therapy.  However, the medical literature indicates that the preventive and suppressive effects of anti-virals in the treatment of cold sores are not strong.  Moreover, these prescription drugs are quite expensive and seem most effective when used in a systemic, long-term course of treatment.

Anti-viral drugs may produce side effects such as headache, nausea, vomiting, diarrhea and fatigue. More rarely, they may also cause renal damage or hallucinations.  Also, their use in pregnancy and in young children has not been adequately studied to ensure safety and efficacy and is thus not recommended.

The chart below provides a breakdown of the various products now on the market.

Active Ingredients	Brand Name	Manufacturer	Indications for Use
Acyclovir 5% (topical cream)	Zovirax® Cream	Biovail	For the topical management of initial episodes of genital herpes simplex infections. U.S. only.
Heparin Sodium Zinc Sulphate	Lipactin®	Novartis	For the relief and management of symptoms due to lip and perioral infections of HSV-1. Canada only.
Polymyxin B, Tyrothricin, Camphor,	Antibiotic Cold Sore Ointment	Columbia Labs	For the symptomatic treatment of cold sores. Canada only.
Penciclovir	Denavir®	Novartis	Indicated for the treatment of recurrent cold sores in adults. U.S. only.
Docosonal	Abreva®	GlaxoSmithKline	Shortens time and duration of cold sore symptoms. U.S. only.
Famciclovir	Famvir®	Novartis	Used to treat herpes zoster (shingles) and genital herpes.
Valacyclovir	Valtrex®	Novartis	For the topical management of initial episodes of genital herpes simplex infections.

Regulatory Approvals and Impact of Regulations

Therapik™

On October 1996 the Corporation received approval from regulatory authorities in Canada to market the device with the marketing claim “relieves the pain, itch and inflammation resulting from painful stings (hornets, bees, wasps and jellyfish) and bites (black flies and mosquitoes, after an application of 20 to 30 seconds”.  On November 1997 the Corporation received approval from FDA in the USA to market the device with the marketing claim “for use to provide temporary relief of the pain and itching resulting from insect stings and bites such as bees, wasps and mosquitoes by increasing localized blood flow”

Intercept CS

InterceptCS

 On June 15th, 2000, the Corporation received approval from regulatory authorities in Canada to market a thermal therapy device with the marketing claim “For prevention and relief of the symptoms of herpes labialis (cold sores), such as blistering, lesions, inflammation, and discomfort.  Also helps alleviate the embarrassment that typically is associated with herpes labialis (cold sores) out breaks.”  Approvals are currently being prepared for Europe.  The Corporation will pursue FDA approval in the USA to make a similar claim.

Regulatory Requirements

The development of new pharmaceuticals and medical devices is strongly influenced by a countries regulatory environment.  The approval process in Canada is regulated by Health Canada.  In the United States, the primary regulatory body is the Food and Drug Administration (the FDA).  Similar processes are conducted in other countries by equivalent regulatory bodies.  Regulations in each jurisdiction require that licenses be obtained from regulatory agencies for drug manufacturing facilities and also mandate strict research and product testing standards in order to ensure quality in respect of the manufacturing of therapeutic products (i.e., Good Manufacturing Practices). Companies must establish the safety and efficacy of their products, comply with Good Manufacturing Practices and submit marketing strategies before being allowed to market medical devices. While the Corporation will pursue the approval of any product that it develops, success in acquiring regulatory approval for any such product is not assured.

Regulatory Requirements for Devices

Regulatory requirements for the approval of a medical device include the submission of proof of the device’s safety and efficacy.  This proof is generally derived from extensive pre-clinical, clinical and laboratory tests. Prospective manufacturers are also required to conform to current Good Manufacturing Practices prescribed by the Canadian Therapeutic Products Directorate (the TPD) and the FDA in the United States.  Manufacturers must file with the TPD or FDA all information regarding the safety, efficacy and labelling of medical devices.

In Canada the TPD regulates the sale of medical devices.  Medical devices are categorized into four classes (I to IV) where Class I represents the lowest risk and Class IV represents the highest risk.  Both in Canada and in the USA the two agencies, (Health devises in Canada and FDA in USA), determine what class of product you are registered under.  The class is determined subjectively by them based on the functionality of the product and its’ intended use and application mechanism.  In Canada and the USA both interceptCS and Therapik™ have been classified as class II devices.  In addition, the filing and reporting requirements required by the TPD are rigorous and time consuming.  In the United States, medical devices are classified into three categories based on their route of evaluation for ensuring safety and effectiveness.  Class I devices are those whose safety and effectiveness can reasonably be ensured through general controls such as labelling, pre-market notification and adherence to Good Manufacturing Practices. Class II devices are those whose safety and effectiveness can be reasonably ensured through the use of special controls such as post-market surveillance, performance standards and patient registries.  Class III medical devices are those that have received Pre-market Approval (PMA) by the FDA or for which the FDA has made a finding of substantial equivalence based upon a 510(k) application to ensure safety and efficacy. These products are usually life sustaining, life supporting and implantable devices. Before a new device can be introduced to market, the manufacturer is usually required to obtain FDA approval under a 510(k) application or a PMA application.  It generally takes from 6 to 12 months for the FDA to respond to such application.  If the FDA requires a PMA for a device, then a PMA application must be submitted.  The PMA application requires at least two independent, statistically significant clinical trials which must demonstrate the efficacy and safety of the device in order to obtain approval by the FDA.  An Investigational Device Exemption application would typically be filed and approved prior to the commencement of clinical trials.

Intellectual Property and Other Proprietary Rights

Jenex relies primarily on a combination of copyright and trade secret laws, confidentiality procedures and contractual provisions to protect its proprietary rights. Jenex believes that its current intellectual property rights are sufficient to carry on its business as currently conductedforecasted.  Despite efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of Jenex’s therapeutic device or obtain and use information that Jenex regards as proprietary.  In addition, the laws of some foreign countries do not protect Jenex’s proprietary rights as fully as do the laws of the United States or Canada.  There can be no assurance that Jenex’s efforts to protect its proprietary rights in the United States or Canada or abroad will be adequate or that competition will not independently develop similar technology.

Jenex is not aware that it is infringing any proprietary rights of third parties.  Jenex cannot assure investors that third parties will not claim that Jenex infringed their intellectual property rights.  Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management’s attention and resources, cause product shipment delays, or require Jenex to enter into royalty or licensing agreements.  Such royalty or licensing agreements, if required, may not be available on terms acceptable to Jenex, if at all.  In the event of a successful claim of product infringement against ThermoJenex and its failure or inability to license the infringed or similar technology, Jenex’s business, operating results and financial condition would be materially adversely affected.

Pursuant to a Purchase Option Agreement dated May 19, 2000 between Jenex and Swarm S.A., (Swarm S.A is a France based corporate entity controlled by Jacques Tricoire), $200,000 (USD) and 20,000 Jenex Shares were issued as consideration for the acquisition of all Patents, Trade Marks, Clinical Studies, Engineering Reports and Prototypes relating to the Therapik™ device from Swarm S.A., a French corporation.  The Purchase Option Agreement has been exercised and paid in full.

Item 5.

Operating and Financial Review and Prospects

A.

Operating Results

Both the Management Discussionmanagement discussion of the operational results and financial condition of The Jenex Corporation (referred to as the “Company” for the purposes of Item 5) as well as the Supplemental Information for the year ending July 31supplemental information for the period ended July 31, 2004 and the quarter ended October 31, 2004 should be read in conjunction with the Corporation’s consolidatedCompany’s financial statements of that date and accompanying notes thereto. The Jenex Corporation (“the Company”) changed its fiscal year end from October 31 to July 31, effective July 31, 2004. The change was made to more closely align the fiscal year with the Company's business cycle and to facilitate the preparation of financial statements on a timely basis.  Accordingly, for the 2004 fiscal period, the Company has reported its annual financial statements for the nine month period ended July 31, 2004.

Significant Accounting Policies and Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. As described below, significant estimates are used in determining the allowance for doubtful accounts, inventory valuation, and the useful lives of capital and intangible assets. We evaluate our estimates on an ongoing basis, including those related to product returns, bad debts, inventories, investments, prepaid expenses, capital and intangible assets, income taxes, warranty obligations, contingencies and litigation, the allocation of purchase price on business acquisitions, and other contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements:

·

We record

Revenue is reported net of estimated reductions to revenue for customer returns based on historical experience. If actual customer returns increase as a result of future product introductions or changes in product quality, we may be required to recognize additional reductions to revenue.

·

We maintain

Accounts receivable is reported net of allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

·

We provide for valuation

Valuation reserves are made against our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated fair market value based upon assumptions about future demand and market conditions. If actual market conditions are less favourablefavorable than those we project, additional inventory valuation reserves may be required.

·

We have acquired specialized capital assets, which in some cases would have little value other than break-up value. If the market for our products changes and there is no use for these specialized assets, the carrying value of these assets may have to be reduced.

Results of Operations – Nine Months Ended

Fiscal year ended July 31, 2004 Compared to Twelve Months Ended October

Note: Figures presented below are for the nine months ended July 31, 2004, the twelve months ended October 31, 2003 (Comparative 2003 figures are forand the yeartwelve months ended October 31, 2003.)2002.

Revenue

The revenueRevenue for the nine month period ended July 31, 2004 iswas from the sale of inventory in the amountproducts of $38,535 (2003 - $53,773, 2002 - $37,832), licensing revenue of $77,478 (2003 & 2002 - nil) and interest income of $1,061 (2003 - $963, 2002 - $10,120).

Change in product sales in 2004 and 2003 was due to changes in the sales volume of the Company’s Therapik™ product. Gross margin has remained consistent from 2002 to 2004 at approximately 37%.

Licensing revenue was from the exclusive multi-year agreement announced on June 15, 2004 with Daeyang E&C of Korea, to manufacture and market the Company’s patented Therapik®™ thermal therapy device in Asia. The agreement was facilitated by Competitive Technologies Inc. (Amex: CTT), through a strategic partnership announced May 17, 2004, which allows CTT the right to negotiate exclusive licenses, on behalf of the Company, to manufacture and market the Therapik®™ product in Asia and Western Europe. The Daeyang agreement includes South Korea, Peoples Republic of China, Japan, India and eighteen other Asian countries. The agreement provides for commercialization and recurring royalty fees for the Company and CTT.

Operating Expenses

As the Company conducted negligible operations, the expenses for the nine month period ended July 31, 2004 were mainly administrative expenses that amounted to $791,945 (2003 - $694,929). Increase was mainly due to changes in consulting fees and development costs. Consulting fees of $264,308 (2003- $2,150) resulted from additional media relations, and new product consulting fees. There was no amortization of deferred development costs during the period (2004 - $187,401) as previously recognized costs were written off. There was $58,653 (2003 - nil) of research and development costs directly expensed during the period relating to new product.

Net Loss

The loss for the period ended July 31, 2004 was $2,318,838 (2003- $702,350 loss). The increased loss was due to non-recurring items and income tax expense totalling $1,619,884 which resulted from the write-down of previously recognized assets and recognition of performance fees that became payable during the year. Deferred development costs were written down $419,643 as it was determined that the criteria for deferment was not longer met. Intangible assets were written down $189,333 as the carrying amount was determined to not be fully recoverable. Equipment was written down $52,921 relating to moulds which are idle and which there are no plans to utilize in the future. Income tax asset was written down $361,298 as it cannot be considered more likely than not that they will be utilized to reduce future taxable income. Lastly, under the terms of Employment Agreements the Company had deferred payment of certain compensation to Michael Jenkins, President and Donald Felice, Vice-President. Such compensation is to be paid upon the completion of marketing or financing objectives. During the period, the amount of $596,689 became payable. The executives have indicated that they do not intend to demand payment of this amount during the ensuing fiscal year.

Liquidity and Solvency

Operating Activities

Cash required by operating activities for the period ended July 31, 2004 totalled $661,821 (2003 - $364,565). The increased cash requirement for the operating activities was mainly due to the increase in professional consulting fees.

Financing Activities

Operations were financed during the year through the issuance of capital stock in the amount of $1,107,226 and managements' deferral of payment of performance fees in the amount of $596,689.

Investing Activities

There were no investing activities during the period [2003 - ($28,885)].

Working capital

Current assets consisting of cash, accounts receivable, inventory and prepaid expenses and sundry assets totalling $432,355 at July 31, 2004 (2003 - $104,929). Increase was mainly due to changes in the balance of cash and prepaid expenses. Cash increased to $265,510 (2003 - $1,374) mainly due to funds raised through the issuance of capital stock. Prepaid expenses increased due to amounts paid in advance for media relations and other professional consulting services.

Current liabilities decreased slightly during the period to $45,863 (2003 - $111,100) and consist of miscellaneous payables for operating costs of the Company.

Results of Operations – Twelve Months Ended October 31, 2003 Compared to Twelve Months Ended October 31, 2002

Revenue

The revenue received for the year ended October 31, 2003 is from the sale of inventory in the amount of $53,773 and interest income of $963 as compared to the last fiscal year, where income from sale of inventory amounted to $37832 and interest income amounted to $10,120 The loss for the year ended was ($702,350). The loss has increased by 5.8% as compared to last fiscal year, which showed a loss of ($663,907). The loss in the prior year was reduced by the future income tax recovery of $295,992. If this recovery were added back the actual loss in the prior year would have been $959,899. Therefore there has been a considerable decrease in the expenses in the current year mainly advertising and promotion, office and general, professional fees and travel have reduced dramatically in the current year as compared to October 31, 2002

Operating Expenses

As the corporation conducted negligible operations, the expenses were mainly administrative expenses that amounted to $694,929 for the year ended October 31, 2003, compared to $984,131 in the last fiscal year ended October 31, 2002. $69,975 of the total expenses was for office and general, compared to $177,995 in the last fiscal year. The huge decrease is due to the fact that in the fiscal 2002 $112,000 was expensed for the website. $98,723 of the total expenses relates to professional charges for accounting, legal, and agent fees compared to $212,870 in the last fiscal year. In the prior year included in the professional charges was $44,238 for patent maintenance fee, compared to $nil in fiscal 2003. $201,427 of the total expenses relates to management fees, compared to $190,694 in fiscal 2002, and the remaining balance relates to amortization, selling, and administration and occupancy costs.

Consulting fees: increased to $264,308 in fiscal 2004 (2003 - $2,150, 2002 - $3,100) due to the following major items:

o

Current Capital Corp (“CCC”) $88,297. Under the Investor Relations Contract dated February 23, 2004 with CCC the Company paid CCC $72,000 during fiscal 2004. $30,000 of this amount was expensed in 2004 and the remaining $42,000 relating to fiscal 2005 was included in prepaid expenses at July 31, 2004.  Under the Media Relations Contract dated February 23, 2004 with CCC Media Corp the Company paid CCC Media Corp $68,400 during fiscal 2004. $28,500 of this amount was expensed in 2004 and the remaining $39,900 relating to fiscal 2005 was included in prepaid expenses at July 31, 2004. The Company also paid CCC $29,797 for advertising and consulting fees relating to InterceptCS product line. CCC and CCC Media Corp. specialize in handling investor relations and media relations for small-cap public companies.

o

Felice Consulting $46,800. Amount related to work performed on the Company’s website and was paid with 195,000 common shares and common share purchase warrants. Each common share purchase warrant is exercisable into a common share of the Company at an exercise price of 40 cents per share for a one year period ending in March 2005. Office and general expense in 2002 includes $112,000 of website and development charges from Felice Consulting that were paid with 100,000 common shares of the Company. Felice Consulting is a private technology consulting company and is owned by a relative of a shareholder and executive of the Company.

o

UTEK Corporation (“UTEK”) $40,000. Under the Strategic Alliance Agreement with UTEK the Company paid UTEK 133,000 common shares for proposing licensing opportunities. UTEK Corporation (Amex:UTK) is a market-driven technology transfer company that enables public companies to rapidly acquire innovative technologies from universities and research laboratories.

o

IBK Capital Corp (“IBK”) $26,635. IBK was engaged by the Company during fiscal 2004 to raise additional capital for the Company.  IBK is an independent, privately owned investment banking firm.

o

Luna Technologies $18,200. Amount was paid with 75,833 common shares and common share purchase warrants and related to services performed to raise additional capital for the Company.

o

Gibson Group $15,066.  Fees paid to Gibson Group related to marketing and product development for the InterceptCS product. Gibson Group is a private marketing company.

o

Shotwell & Carr, Inc.  $5,043.  For professional services to determine steps necessary to obtain FDA market approval. Shotwell & Carr, Inc. is a firm of health care experts that specializes in maximizing cost effectiveness in the development, approval, production and distribution of human and animal health products.

o

Rovatec $6,600. Rovatec was paid to assist with the Company’s ISO registration and compliance.

Professional fees: increased to $96,811 in fiscal 2004 (2003 - $68,405, 2002 - $176,232) due to increased legal fees resulting from the issuance of capital stock and ongoing business activities of the company. Professional fees were high in fiscal 2002 due to $44,000 of attorney patent maintenance fees and $60,000 of attorney and registration fees associated with the company’s acquisition of all the issued and outstanding shares of thermolabile technologies corporation.

Office and General: Office and general expense of $212,523 in 2002 (2004 - $75,173, 2003 – $98,859) was unusually high due to $112,000 in expenses for the website that was initiated during the year.

Research and Development: There was no amortization of deferred development costs during the period (2003 - $187,401, $177,892) as previously recognized costs were written off. There was $58,653 (2003 and 2002 - nil) of research and development costs directly expensed during the period relating to new products.

Other Expenses:

o

Performance Fee $596,689 (2003 & 2002 – nil). Under the terms of Employment Agreements the Company had deferred payment of compensation to Michael Jenkins, President, and Donald Felice, Vice-President, relating to marketing and financing activities. During the period these activities were completed, through obtaining additional financing and the licensing agreement with Daeyang, resulting in a payable of $596,689. The executives have indicated that they do not intend to demand payment of this amount during the ensuing fiscal year.

o

Write-down of deferred development costs $419,643 (2003 & 2002 – nil). Development costs which met the criteria for deferment of Canadian Institute of Chartered Accountants (CICA) Handbook Section 3450 "Research and Development Costs", including reasonable assurance regarding recoverability, were deferred in prior years. During 2004 the Company determined the criteria for deferment of development costs were no longer met and therefore previously deferred development costs were written off.

o

Write-down of intangible assets $189,333(2003 & 2002 – nil). The Company completed its annual review of the amortization method and estimated useful life of its intangible assets on July 31, 2004. As a result of this review, the Company determined that the carrying amount of intangible assets was not fully recoverable and therefore recognized an impairment loss of $189,333. The fair value and the remaining useful life of patents and trademarks was determined based on the current level of operations, existing licensing agreements and the legal life of the patents and trademarks. The fair value determined was then compared to the carrying value of the patents and trademarks in order to determine the amount of the impairment.

o

Write-down of equipment $52,921 (2003 & 2002 – nil). During 2004 the Company recognized an impairment loss of $52,921 relating to moulds which are idle and which management has no plans to utilize in the future.

o

Income tax expense (recovery) $361,298 (2003 - $28,524, 2002 – ($295,992)). During 2004 the potential future benefit of losses for income tax purposes previously recognized was expensed as it no longer can be considered more likely than not that they will be utilized to reduce future taxable income.

Quarter ended October 31, 2004

Note: Due to the change in year-end noted above, the three months ended October 31, 2004 was the first quarter of fiscal 2005 whereas the three months ended October 31, 2003 was the fourth quarter of fiscal 2003.

Three months ended October 31

2004

2003

Sales

$7,520

$12,540

Gross profit

$3,023

$5,204

Net loss

$235,018

$131,733

The sales for the three months ended October 31, 2004 was from the sale of the Company’s Therapik™ product. Change in sales was due to changes in the volume of product sold. Quarterly gross margin remained constant at approximately 40% in 2004 and 2003.

Operating expenses for the three months ended October 31, 2004 amounted to $238,855 (2003 - $131,733). The increase was mainly due to changes in management fees, consulting fees and development costs. Management fees of $125,061 (2003 - $48,798) increased from the prior year in accordance with the management employment agreements. Consulting fees of $43,800 (2003- $1,613) mainly resulted from the expense of $35,100 of prepaid investor and media relation fees paid to CCC and $8,700 paid to the Gibson Group for marketing services performed in relation to the InterceptCS product. See above for further details about CCC and the Gibson Group. There was no amortization of deferred development costs during the period (2004 - $51,037) as previously recognized costs were written off at the end of fiscal 2004. See discussion above for further details.

SCHEDULE “A”B. Liquidity and Capital Resources

Operating Activities

Cash required by operating activities totaled $364,565 in the year ended October 31, 2003, the administrative expenses mainly contributed to the negative cash flow. For the year ended October 31, 2002 cash required by operating activities totaled $650,255. The decrease in the cash requirement for the operating activities was mainly due to the decrease in professional fees, office and general expenses. However, $27,885 of the accounts payable for October 31, 2003 was settled with the issuance of shares rather than cash compared to $358188 for the fiscal year ended October 31, 2002

Financing Activities

Additional $171,885 was injected into the company, mainly from exercising of stock options in the amount of 1,000 for fiscal 2003 compared to 57,133 for the fiscal 2002, repayment of debts by issuing shares in the amount of $27,855 for the fiscal 2003 compared to $358,188 for the fiscal 2002, issuance of shares to shareholders for $143,000 for the fiscal 2003 compared to $238,800 for the fiscal 2002.

Investing Activities

The corporation had additions to development costs in the amount of $ 27,855 for the year ended October 31, 2003 compared to $47,538 for the year ended October 31, 2002.

Working capital

Current assets consisting of cash, GST and sundry receivable, inventories and prepaid totaled $104,929 as at October 31, 2003, a decrease of $226,043 from $330,972 at October 31, 2002. Current liabilities are $111,100 as at October 31, 2003 compared with $48,284 as at October 31, 2002, an increase of $62,816. The increase is due to the professional fees and management fees which have been accrued and not paid to date. The corporation had a negative working capital of $6,171 as at October 31, 2003 compared to working capital of $282,688 as at October 31, 2002. The Corporation’s working capital has decreased by 288,859 from October 31, 2002 to October 31, 2003. Referring to Note 2 to the financial statements, the Corporation may not realize its assets and liabilities and continue its normal operations, should the private placement capital not be successful

Results of Operations – Twelve Months Ended October 31, 2002 Compared to Twelve Months Ended October 31, 2001

Revenue

The revenue received for the year ended October 31, 2002 is from the sale of inventory in the amount of $37,832 and interest income of $10,120 as compared to the last fiscal year, where income from sale of inventory amounted to $47,214 and interest income amounted to $8,036.

The loss for the year ended was ($663,907).  The loss has increased by 27% as compared to last fiscal year, which showed a loss of ($523,404).  This increase primarily relates to the payment of “patent maintenance fees” and other professional fees.  The majority of the expenses incurred in the year related to management fees, professional, consulting, administration, patent maintenance fees and amortization.

Operating Expenses

As the corporation conducted negligible operations, the expenses were mainly administrative expenses that amounted to $924,667 for the year ended October 31, 2002, compared to $558,772 in the last fiscal year.  $177,995 of the total expenses was for office and general, compared to $27,301 in the last fiscal year.  The difference is mainly due to the $112,000 expenses for the website initiated in the year.  $212,870 of the total expenses relates to professional charges for accounting, legal, agent fee, compared to $10,678 in the last fiscal year.  Of these professional charges, $44,238 relates to patent maintenance fee, compared to $nil in fiscal 2001.  $190,694 of the total expenses relates to management fees, compared to $271,190 in fiscal 2001, and the remaining balance relates to amortization, selling, administration and occupancy costs.

Liquidity and Capital Resources

Operating Activities

Cash required by operating activities totaled $968,108 in the year ended October 31, 2002, the administrative expenses mainly contributed to the negative cash flow.  For the year ended October 31, 2001 cash required by operating activities totaled $490,322.  The increase in the cash requirement for the operating activities was mainly due to the payment of professional fees, office and general expenses and lease payments on vehicle and office.  However, $358,188 accounts payable was settled with the issuance of shares rather than cash.

Financing Activities

Additional $593,151 was injected into the company, mainly from exercising of stock options in the amount of $57,133, repayment of debts by issuing shares in the amount of $358,188, issuance of shares to shareholders for $238,800, and reallocation of share issuance costs in the amount of $60,970.  Compared to fiscal 2001, $1,321,671 was injected into the company, of which $1,474,887 was from the issuance of shares.

Investing Activities

The corporation had additions to development costs in the amount of $47,538 for the year ended October 31, 2002, compared to $338,405 additions for the year ended October 31, 2001.

Working capital

Current assets consisting of cash, GST and sundry receivable, inventories and prepaid totaled $330,972 as at October 31, 2002, a decrease of $510,249 from $841,221 at October 31, 2001.

Current liabilities are $48,284 as at October 31, 2002 compared with $132,282 as at October 31, 2001, a decrease of $83,998. The decrease is due to the full settlement on the patent loan.  The corporation had a working capital of $282,688 as at October 31, 2002 compared to working capital of $708,939 as at October 31, 2001.

C.

Research & Development, Patents, Licenses, Etc.

The thermal therapy device is protected by the following patents:

Jurisdiction	Patent Number	Date Awarded	Expiry Date
Spain	No. 0312413	May 5, 1993	May 5, 2013
Switzerland	No. 0312413	May 5, 1993	May 5, 2013
Australia	No. 597851	September 25, 1990	September 25, 2010
United States	No. 4944297	July 31, 1990	July 31, 2010
Canada	No. 1318827	June 8, 1993	June 8, 2013
Great Britain	No. 0312413	May 5, 1993	Pending
France	No. 0312413	May 5, 1993	Pending

Jenex also holds the North American rights to the trademark "Therapik®".  A new, trademarked brand name (interceptCS) will also be chosen in order to market the Corporation’s new device specifically for cold sore prevention.

Pamela Papineau, President of Delphi Consulting Group, a Massachusetts-based firm that specializes in medical device regulatory services, is advising Jenex on all aspects of the FDA and TPD applications and approval process.

Legal Proceedings

Other than as set forth herein, there are no legal proceedings material to the Corporation to which the Corporation is a party, nor to which any of its property is subject, and to the best of the knowledge of the board of directors and officers of the Corporation, no such proceedings are threatened or contemplated by any person.

Manufacturing Operations

The Corporation purchased the tooling equipment for the Therapik device and moved this production machinery to Canada.  For marketing as a cold sore prevention, the thermal therapy device has been redesigned, and the Corporation will acquire new tooling for this version of the product.

The manufacturing process itself is simple.  Using the customized tooling, the outer shell of the device is created from plastic, using basic injection molding processes. All other components are readily available through various suppliers in North America and Europe.  Decisions regarding appropriate packaging will be left to the licensee, as part of the broader branding initiative.

Fiscal year ended July 31, 2004

As of July 31, 2004, the Company had cash of $265,510 (2003 - $1,374) and working capital of $386,492 (2003 – ($6,171)). The increases in cash and working capital was due to $917,647 (2003 - $144,000, 2002 - $234,963) of investment capital raised through private placement and shares issued as settlement for $189,579 (2003 - $27,885, 2002 - $358,188) of accounts payable.

Cash required by operating activities for the nine month period ended July 31, 2004 was $592,769 (2003 – $336,680, 2002 - $292,067). Increase in cash required for operating activities in fiscal 2004 was mainly due to a $262,158 increase in consulting fees and $58,653 of research and development costs. See above for further details on consulting fees and research and development costs. These increases in cash outflows were partially offset through the settlement of accounts payable for shares of $189,579 (2003 - $27,885, 2002 - $358,188) and new licensing revenue of $77,478 (2003 & 2002 nil).

Cash required by operating activities for fiscal 2003 was $44,613 higher than fiscal 2002. This was mainly due to a lower amount of accounts payable settled with common shares (2003 - $27,885, 2002 - $358,188) which was partially offset by increased accounts payable (2003 - $103,100, 2002 - $33,884), lower professional fees (2003 - $68,405, 2002 - $176,232) and lower office and general expenses (2003 – $98,859, 2002 - $212,523).

Since inception, the Company has concentrated on research and development. It has had no earnings, minimal revenues, negative operating cash flows and has financed its activities through the issuance of shares. The Company's ability to continue as a going concern is dependant on obtaining additional investment capital and the achievement of profitable operations. In the ensuing year, the Company intends to attract new investors, launch its cold sore prevention product and sell additional licenses to exploit its patented technology. There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern. The Company, at present, does not have any material commitments for capital expenditures.

Balance sheet items with significant changes during fiscal 2004 are as follows:

o

Inventory $67,625 (2003 - $87,966). Change in inventory was from the sale of Therapik™ product. No new inventory was manufactured or purchased during fiscal 2004.

o

Prepaid expenses and sundry assets $93,160 (2003 - $10,800). Increase in prepaid expenses and sundry assets relates to $81,900 of prepaid fees paid to Current Capital Corp. See discussion above for further details.

o

Equipment $11,475 (2003 - $66,646). Decrease due to continued amortization and the write-off of moulds discussed above.

o

Development costs $nil (2003 - $419,643). Decrease due to the write-off of previously deferred development costs. See discussion above for further details.

o

Future income taxes $nil (2003 - $361,298). Decrease due to the write-off of previously recognized future tax benefits. See discussion above for further details.

o

Accounts payable and accrued liabilities $45,863 (2003 - $103,100) decreased primarily through issuance of shares as settlement for accounts payable ($189,579). , Loans Payable $nil (2003 – $28,000) and Shareholders’ Advances $nil (2003 - $32,742) were paid from the Company's cash flows derived from new investment capital raised through private placement in fiscal 2004 ($917,647).

Quarter ended October 31, 2004

As of October 31, 2004, the Company had cash of $263,151 (July 31, 2004 - $265,510) and working capital of $301,290 (July 31, 2004 - $386,492). The Company was able to maintain its cash balance through issuing 790,000 common shares and common share purchase warrants for $158,000. Each common share purchase warrant is exercisable into a common share of the Company at an exercise price of 45 cents per share for a one year period ending in December 2005. Working capital decreased mainly due to $76,324 of management fees that were not paid during the period and the expense of $35,100 of prepaid CCC fees.

The Company's ability to continue as a going concern remains dependant on obtaining additional investment capital and the achievement of profitable operations. See above for further discussion about the Company’s plans for the ensuing year.

C.

Research & Development, Patents, Licenses, Etc.

Research costs are expensed as incurred.  Development costs are deferred if they meet the deferment criteria of the Canadian Institute of Chartered Accountants Handbook Section 3450 “Research and Development Costs”. The criteria include reasonable assurance of recoverability.  During the nine months ended July 31, 2004, the Company expensed $58,653 on research and development activities (2003 – $27,885, 2002 - $47,538). There were no research and development expenses during the quarter ended October 31, 2004. The patent in France expires May 5, 2013.

D.

Trend Information

The Corporation has started to commercialize their technology through licensing agreements.  The first agreement, signed on June 14, 2004 with Daeyang E&C of Korea for Therapik™, included twenty-two Asian countries.  The Corporation received $77,500 for exclusive marketing rights to these territories.  The material terms of the Daeyang agreement is for tenare 10 years and includes royalties to be paid to the Corporation with minimum royalties payablea 5 year automatic renewal clause if all terms are met by Daeyang within the first day of each year of the 10 years, an exclusive up front license fee that was disclosed in our press release.  A royalty equal to 5% of Daeyangs net sales of Therapik™.  If 5% of sales is greater than the minimum annual payment, Daeyang will pay the difference at the end of each year or sooner, if exceeded prior to year end.  Daeyang will pay all prosecution, maintenance and renewal fees on all issued foreign licensed patents/or applications for this technology in the exclusive territories.  Jenex has the right to purchase or have destroyed all product manufacturing tooling at the end of the agreement.  Similar agreements are The Daeyang manufacturing facility must be ISO certified.  The Corporation received $77,500 for exclusive marketing rights to these territories.

E.

Off Balance Sheet Arrangements

There are no undisclosed off balance sheet liabilities.

F.

Tabular Disclosure of Contractual Obligations

Other than a commercial lease that is month to month and currently being pursued for other International markets negotiated there are no contractual Obligations not disclosed herein or in the financial statements of the Corporation.

Item 6.

Directors, Senior Management and Employees

A.

Directors and Senior Management

The following table lists, as of JulyOctober 31, 2004, the names of our executive officers and directors. The directors are elected at each Annual General Meeting and remain in office until the next Annual General Meeting or until a successor is duly elected, unless his or her office is otherwise vacated in accordance with the Articles of the Company.

Name and Municipality of Residence	Position with the Corporation	Age	Director Since
Michael A. Jenkins (2) Burlington, Ontario, Canada	President, Chief Executive Officer, and Director	47	June 15, 2001
Donald F. Felice (1) (3) Alliance, Ohio USA	Chief Financial Officer, Vice President and Director	59	June 15, 2001
Francis H. Barker (1) (2) (3) Ponte Vedra Beach, Florida USA	Director	74	June 15, 2001
Wayne Izumi (1) (2) (3) Burlington, Ontario, Canada	Director	55	March 21, 2003

Notes:

(1) Member of Audit Committee.

(2) Member of Compensation Committee.

(3) Member of Governance Committee.

All of the Directors, with the exception of Mr. Felice and Mr. Barker, are ordinarily residents of Canada.

Michael A. Jenkins - President, Chief Executive Officer, Secretary and Director - Age 47

Mr. Jenkins has over twenty-five years of market experience in the field of medical supplies and over the counter (OTC) consumer health care products. Since 2001, Mr. Jenkins has been President and Chief Executive Officer of The Jenex Corporation. Since 1989, Mr. Jenkins has also served as President of Jencor International Inc., a privately held consumer products company that specializes in the design, development and manufacturing of institutional and consumer health care products.

From 1984 to 1990, Mr. Jenkins acted as the Canadian Business Manager Tecnol International Inc., a hospital products manufacturer based in Dallas, Texas, U.S.A. Mr. Jenkins was instrumental in launching the company’s expansion into the Canadian market. During his role as business manager, Mr. Jenkins was primarily responsible for increasing sales and distribution in Canada.  By 1990 Tecnol International Inc. was a market leader in surgical face masks and cold therapy products. Prior thereto Mr. Jenkins was a sales representative with Johnson & Johnson with territory responsibilities Ontario, Alberta, and British Columbia.

Donald F. Felice - Vice President and Director - Age 59

Mr. Donald F. Felice has been involved with The Jenex Corporation and its’ predecessor company TTC as an officer for the past nine (9) years.  Mr. Felice has over thirty five years of executive leadership and business development experience with significant expertise in the medical products industry.  As Vice President for TTC, Mr. Felice was the Company’s designated agent for regulatory affairs in the United States.  From 1991 to the present, Mr. Felice has served as a business and financial consultant and has been elected to the Board of Directors of various privately held companies.  From 1971 through 1990, Mr. Felice worked in the medical products and pharmaceutical industries in sales and marketing capacities.  From 1981 through 1990, Mr. Felice was employed by Tecnol Medical Products, Inc., a small privately held company that grew substantially over the nine year period and became a publicly traded company in 1991.  Mr. Felice’s contributions were instrumental to the growth of Tecnol as recognized by the numerous sales and performance awards earned during his employment.  Mr. Felice began his career as an auditor with Arthur Anderson & Co. in Cleveland, Ohio, and received his Bachelor of Science Degree in Business Administration with a major in accounting from Capital University in Columbus, Ohio.

Francis H. Barker – Director – Age 74

Mr. Frank Barker has been retired as a Senior Executive from J & J for the past ten (10) years.  From 1986 to 1996, Mr. Barker was the Corporate Vice President of Johnson & Johnson, a U.S. based major pharmaceutical company.  From 1996 to 2001, Mr. Barker served as director with Catalina Marketing Corporation, listed on the New York Stock Exchange, and from 1998 to 2001, Mr. Barker served as a director with Aradigm Corporation, listed oncommenced his career with Johnson & Johnson in 1961 and advanced through several managerial positions to become the Vice President and General Manager of the Health Care Division in 1974.  In 1979 he was appointed company Group Chairman with responsibility for the Johnson & Johnson consumer, pharmaceutical and professional franchises in Asia, South Africa, Australia and New Zealand.  He was subsequently appointed Corporate Vice President in 1987.  Mr. Barker is currently a board member of Aradigm Corporation, a NASDAQ listed health care company.  Mr. Barker obtained his Bachelor of Arts degree with a business administration major in 1952 from Rollins College, Winter Park, Florida, U.S.A. and was the recipient of its Distinguished Alumnus Award in 1992.  He is Chairman of the Rollins College Board of Trustees.  From 1996 to 2001, Mr. Barker served as director with Catalina Marketing Corporation, listed on the New York Stock Exchange.

Wayne Izumi – Director – Age 55

Since 1984 Mr. Izumi has been President of Stoller Canada a major provider of secondary and micronutrient products.  In addition, Mr. Izumi is a principle of Izumi Outdoors Inc. a multi media company.

None of our Directors or Executive Officers have been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority he may have had or of any corporation of which he was a director or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any of them or any corporation of which he was an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or any felony. There are no other arrangements or understandings between any two or more directors or Executive Officers, pursuant to which any of our Directors were elected or nominated as a Director or Executive Officer. There are no family relationships between any of our directors or Executive Officers.

AB.

Compensation

The following table is a summary of compensation of our Executive Officers and Directors during Fiscal 2004.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($) (5)	Bonus ($)	Other Annual Compensation ($)	Securities Under Stock Options Granted (1) (2) (3) (#)	Restricted Shares or Restricted Share Units ($)	LTIP (4) Payouts ($)	All Other Compensation ($) (6)
Michael A. Jenkins President & Chief Executive Officer	2003 2004	96,000 78,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Donald F. Felice Vice President	2003 2004	48,000 30,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

Notes:

1.

Represents stock options exercisable into common shares at $0.20 per share.

2.

All figures are in Canadian dollars.

3.

(3)

 “SARs” means share appreciation rights.

4.

(4)

 “LTIP” means long-term incentive plan. The Company does not currently have a long-term incentive plan.

5.

2004 amounts are for nine months due to change in year end.

6.

Please refer to the financial statements attached hereto for the year ended July 31, 2004 for deferred compensation figures.

In addition to the above noted compensation the following is a summary of deferred compensation due to executive officers.

Michael Jenkins and Donald Felice had employment agreements in place for the period 1/01/2001 thru 12/31/2004.  As of 7/31/04 current fiscal year end they had taken a portion of their monthly compensation due them and accrued the balance due based on certain events occurring detailed in the employment agreements and addendums attached thereto.  The trigger events occurred during the period.  The amount break down is as follows:

Accrued Annual Compensation

Michael Jenkins

$408,724

Donald Felice

$187,965

Total:

$596,689

Messrs. Jenkins and Felice have stated they do not intend to take this compensation over the next twelve months.  There is no contractual agreement or mandate to do so.

Compensation for Executive Officers

For the purpose of this section “executive officer” means the Chairman and the Vice Chairman of the Board of Directors, the President, the Secretary-Treasurer and any other Vice-President in charge of a principal business unit such as sales, finance, corporate planning and any other officer of the Corporation who performs a policy-making function in respect of the Corporation, whether or not such officer is also a director of the Corporation.  As at July 31, 2004, the Corporation had two (2) executive officers.

For the 9 months ended July 31, 2004, which represents the stub year after giving effect to a change of fiscal year end from October 31 to July 31, the executive officers of the Corporation received $144,000 in aggregate cash compensation from the Corporation. The Corporation does not maintain a long term share compensation plan and there are no plans to institute one at this time.

Compensation of Directors

The aggregate cash compensation payable to the directors by the Corporation for services rendered in their capacities as directors for the period ended October 31, 2003 was NIL.  Directors are reimbursed by the Corporation for their out-of-pocket expenses.

Incentive Stock Options

The Corporation's incentive stock option plan (the "Stock Option Plan") currently provides that the Board of Directors of the Corporation may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Corporation, or any subsidiary of the Corporation, the option to purchase Common Shares provided that the number of Common Shares reserved for issuance under the Stock Option Plan shall not exceed 20% of the issued and outstanding Common Shares and the number of shares reserved for issuance to any one person shall not exceed 5% of the issued and outstanding Common Shares. The Board of Directors is to determine the price per Common Share and the number of Common Shares which may be allotted to each director, officer, employee and consultant and all other terms and conditions of the option, subject to the rules of the TSX Venture Exchange. The price per Common Share set by the directors shall not be less than the last price at which a full board lot of the Common Shares was, on the last business day prior to the date on which such option is granted, traded on the TSX Venture Exchange, less the applicable discount permitted by such exchange. Options may be exercisable for up to five years from the date of grant, but the Board of Directors has the discretion to grant options which are exercisable for a shorter period and which vest over such periods as the Board of Directors considers fit. Options under the Stock Option Plan are non-assignable. If prior to the exercise of an option, the holder ceases to be a director, officer, employee or consultant, the optionee may only exercise the options in respect of those Common Shares which are vested at the date of such event. Options must be exercised within 90 days of termination of employment or cessation of position with the Corporation. If the cessation of office, directorship, consulting arrangement or employment was by reason of death, the option must be exercised within 12 months after such death, subject to the expiry date of such option.

To date the Corporation has granted the following stock options to its directors, officers, employees, and consultants. For the fiscal year ended July 31, 2004 no stock options were exercised by directors, officers, employees or consultants.

	Number of Options	Exercise Price	Expiry Date	Date of Grant
Executive Officers	536,667 2,123,256	$0.15 $0.20	June 20, 2006 January 9, 2007	June 20, 2001 January 9, 2002
Directors (excluding directors who are executive officers)	70,000 10,000 48,000	$0.25 $0.15 $0.20	January 24, 2010 June 20, 2006 January 9, 2007	February 4, 2005 June 20, 2001 January 9, 2002
Employees and Consultants	255,000 299,133 20,000 10,000	$0.25 $0.20 $0.34 $0.42	January 21, 2010 January 9, 2007 February 10, 2008 September 3, 2007	February 4, 2005 January 9, 2002 February 10, 2003 September 3, 2002

Note:

(1)

The options will be non-transferable and if not exercised, will expire on the earlier of five years from the date of grant and one year following the date the optionee ceases to be a director or hold an office of the Corporation by reason of death, or 90 days after ceasing to be a director or officer for any reason other than death.

Long-Term Incentive Plans - Awards in Most Recently Completed fiscal year

The Corporation has not had and does not currently have any long term incentive plans other than options granted from time to time under the Plan.

Stock Option and SAR re-pricing

The Corporation did not make any downward re-pricing of stock options or stock appreciation rights during the fiscal year ended July 31, 2004.

Pension and Retirement Plans and Payments Made Upon Termination of Employment

The Corporation does not have any pension or retirement plan which is applicable to the Executive Officers.  The Corporation has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now or previously has acted as an Executive Officer of the Corporation, in connection with or related to the retirement, termination or resignation of such person and the Corporation has provided no compensation to such persons as a result of change of control of the Corporation, its subsidiaries or affiliates.  The Corporation is not party to any compensation plan or arrangement with the Executive Officers resulting from the resignation, retirement or termination of employment of such persons.

Employment Contracts

The Corporation maintains employment agreements with two executive officers (see attached)are as follows:

The Employment Agreement between The Jenex Corporation and Michael A. Jenkins is effective for a two (2) year period beginning January 1, 2005 and ending December 31, 2006.  Mr. Jenkins will serve as Chief Executive Officer and President of the Corporation.  Mr. Jenkins duties and responsibilities will be those commensurate with the title of CEO and President, as specified by the Board of Directors.

Mr. Jenkins’ compensation for the two-year period will be as follows:

- January 1, 2005 through December 31, 2006 – $30,000.00CAD/month

During this two-year contractual period the Board of Directors may attach an addendum to this agreement establishing Incentive Bonuses for completion of specific tasks.

Mr. Jenkins will be provided with a leased vehicle (lease payment limited to $1000.00CDN/month) and an expense account to cover all expenses necessary to carry out his duties. Mr. Jenkins will be provided with a Health/Dental plan.

The Employment Agreement between The Jenex Corporation and Donald F. Felice is effective for a two (2) year period beginning January 1, 2005 and ending December 31, 2006.  Mr. Felice will serve as Vice President and CFO of the Corporation.  Mr. Felice’s duties and responsibilities will be at the direction of the President and include but not limited to manufacturing operations and ISO Quality Systems.

Mr. Felice’s compensation for the two-year period will be as follows:

- January 1, 2005 through December 31, 2006  - $12,000.00USD/month

During this two-year contractual period the President and/or Board of Directors may attach an addendum to this agreement establishing Incentive Bonuses for completion of specific tasks.

Mr. Felice will be provided with a Company vehicle (lease payment limited to $800.00USD per month) and an expense account to cover all expenses necessary to carry out his duties.  The Corporation will provide medical insurance coverage and cover medical expenses incurred up to $8,000.00 USD per year as a fringe benefit.

Other Compensation

Other than as set forth herein, the Corporation did not pay any other compensation to the Executive Officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees) during the last completed fiscal year. Please refer to the financial statements attached hereto for the year ended July 31, 2004 for details of deferred compensation arrangements.

Options/SAR’s Granted to or Exercised by the Named Executive OfficerOfficers During the Most Recently Completed Financial Year

During the financial year ended July 31, 2004, no options to purchase the Corporation’s common shares were granted to the Named Executive Officers.

C.

General Board Practices

The directors hold office for a term of one year or until the next annual general meeting of the Company, at which time all directors retire, and are eligible for re-election.  The current Board was approved by shareholders on September 14, 2004 for a one year term.

The Audit Committee is appointed by the Board of Directors and its members hold office until removed by the Board of Directors or until the next annual general meeting of the Company, at which time their appointments expire and they are then eligible for re-appointment.  The Audit Committee review the audited financial statements of the Company and liaises with the Company’s auditors and recommends to the Board of Directors whether or not to approve such statements.  At the request of the Company’s auditors, the Audit Committee must convene a meeting to consider any matters which the auditor believes should be brought to the attention of the Board of Directors or the shareholders of the Company.

Statement of Corporate Governance Practices

Corporate governance relates to activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.  The Company’s general approach to corporate governance is summarized below.  The Board is currently reviewing the guidelines for improved corporate governance in Canada adopted by the TSX (the”Exchange Guidelines”).

The Board is currently composed of four directors.

The Exchange Guidelines suggest that the board of directors of every listed company should be constituted with a majority of individuals who qualify as “unrelated” directors.  An “unrelated” director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.  In addition, where a company has a significant shareholder, the Exchange Guidelines suggest that the board of directors should include a number of directors who do not have interests in either the Company or the significant shareholder.  Of the proposed nominees, twoTwo are considered by the Board to be “unrelated” within the meaning of the Exchange Guidelines.

Mandate of the Board of Directors

The mandate of the Board, as prescribed by the Business Corporations Act (Alberta), is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company.  In doing so, the Board oversees the management of the Company’s affairs directly and through its committees.  In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company’s overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure the Company’s proposed actions accord with shareholder objectives; reviewing succession planning; assessing management’s performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders’ equity interests through the optimum utilization of the Company’s capital resources.

Meetings of the Board

The Board plans to meet at least quarterly to review, among other things, the performance of the Company.  Results are compared and measured against a previously established plan and performance in prior years.  The Board also holds a meeting each year to review and assess the Company’s financial budget and business plan for the ensuing year and its overall strategic objectives.  This process establishes, among other things, benchmarks against which the Board may measure the performance of management.  Other meetings of the Board are called to deal with special matters as circumstances require.

Committee Responsibilities and Activities

Committees of the Board are an integral part of the Company’s governance structure.  There are three standing committees (the “Committees”), established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings.  The Committees facilitate effective Board decision making by providing recommendations to the Board on matters within their respective responsibilities.  The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented.

Board Committees

The Board of Directors currently has three standing committees: the Audit Committee, the Compensation Committee and the Governance Committee. The following is a summary of the three committees and the role of the board of directors.

Audit Committee

The members of our Audit Committee in Fiscal 2004 were Messrs. Felice, (Chairman), Francis Barker, and Wayne Izumi (each of whom is an independent director with the exception of Donald Felice). The committee is responsible for reviewing our financial reporting procedures, internal controls and the performance of our external auditors. The Committee also reviews quarterly financial statements and makes inquiries of management regarding the financial information and managements’ discussion and analysis before public release. In addition, that committee is also responsible for reviewing the annual financial statements prior to their approval by the full Board of Directors and is available for consultation by management or our Auditors. The Audit Committee met once during Fiscal 2004.

Compensation Committee

In Fiscal 2004, the Compensation Committee of the Board of Directors was composed of Messrs. Michael Jenkins (Chairman), Francis Barker and Wayne Izumi, each of whom is an “unrelated” director with the exception of Michael Jenkins. The committee is responsible for compensation matters concerning our senior officers. The Committee held one meeting in Fiscal 2004.

Governance Committee

In Fiscal 2003, the Governance Committee of the Board of Directors was composed of Messrs. Donald Felice, Francis Barker, and Wayne Izumi each of who is an “unrelated” director with the exception of Donald Felice. The committee is responsible for the governance of the Company. The Committee did not hold any meetings in Fiscal 2004.

D.

Employees

At the end of Fiscal 2004, we had approximately 2 employees engaged in sales and marketing, and operations. We also have several contract employees (4) Michael Jenkins – President CEO; Donald Felice – Vice President CFO; Michael Mayo-Director of Sales; Marie Stewart – Office Manager. None of our employees are represented by unions or other forms of collective labour agreement and we believe that we have a good relationship with our employees.

E.

Share Ownership

Set out below is information concerning the ownership and control of voting securities by our Directors and Executive Officers.

Shareholdings of Directors and Executive Officers

As as of JulyOctober 31, 2004

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class
Common Shares	Michael A. Jenkins	12,399,833	31.2%
Common Shares	Donald F. Felice	12,150,000	30.6%
Common Shares	Francis H. Barker	316,667	<1%
Common Shares	Wayne Izumi	717,242	1.8%
Total Directors/Officers As a Group (4 persons)		25,583,742	64.3%

We are not a party to nor are we aware of any arrangements or agreements, the operation of which would result in a change of control of the Corporation.

Item 7.

Major Shareholders and Related Party Transactions

A.

Major Shareholders

The following table sets forth the share ownership of those persons holding greater than 5% of the Company’s common shares held by such persons as at JulyOctober 31, 2004.

Name	Number of Shares	Percentage of Outstanding Shares
CDS & Co.(1) 25 The Esplanade PO Box 1038 Stn A Toronto, Ontario M5W 1G5	10,471,464	26.3%
Michael A. Jenkins 1974 Fieldgate Drive Burlington, Ontario L7P 3H6	12,399,833	31.2%
Donald F. Felice 733 Overlook Drive Alliance, Ohio, U.S.A 44601-3779	12,150,000	30.6%

Note: (1)

(1)

CDS & Co. is a depository, the Company has no knowledge as to the beneficial ownership of these shares.

(2)

No significant changes in the shareholdings, identity, or geographical location of the Corporation’s major shareholder over the past three years.

(3)

The common shares held by all major shareholders have identical rights, privileges, and restrictions as all holders of the Corporation’s issued common shares. No preferred shares have been issued.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended July 31, 2004, other than disclosed in the financial statements or proposed material transactions between the Company or any of its subsidiaries and:

(a)

enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;

(b)

associates;

(c)

individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members or any such individual’s family; or

(d)

key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals’ families.

(e)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence including enterprises owned by directors of major shareholders of the Company and enterprises that have a member of key management in common with the Company.

C.

Interests of Experts and Counsel

Not Applicable.

Indebtedness of Directors, Executive Officers and Senior Officers in Connection with a Purchase of Securities of the Company or its Subsidiaries

None of our directors, officers, employees or consultants of the Company and none of their associates have been indebted to the Company or its subsidiaries since the date of incorporation with respect to the purchase of securities of the Company.

Indebtedness of Directors, Executive Officers and Senior Officers Other than in Connection with a Purchase of Securities of the Company or its Subsidiaries

None of our directors, officers, employees or consultants of the Company and none of their associates have been indebted to the Company or its subsidiaries since the date of incorporation.

Item 8.

 Financial Information

To aid you in your analysis, we are providing the following selected consolidated statement of operations data for the fiscal years ended October 31, 2002, 2003 and 2004. These figures are derived from our audited consolidatedamended financial statements included elsewhere in this Form 20-F.

When you read the following selected consolidated financial data it is important that you also read the section of the Form 20-F entitled “Operating and Financial Review and Prospects,” in the Financial Statements and related Notes appearing elsewhere in this Form 20-F.

A.

Consolidated Statements and Other Financial Information

Summary

There have been no significant changes since October 31, 2004, the date of the most recent interim financial statements.

Fiscal Year ended October 31 (except for 2004 which is July 31)	2004	2003	2002
Total revenue	$38,535	$53,773	$37,832
Total expenses	$2,050,531	$694,929	$984,131
Loss before taxes	$1,957,540	$673,826	$959,899
Net loss	$2,318,838	$702,350	$663,907
Cash Provided by Operating Activities	($1,379,037)($592,769)	($364,565)($336,680)	($650,255)($292,067)
Total assets	$525,080	$1,241,849	$1,612,941
Long term debt	Nil$596,689	$52,742	$21,600
Dividends	Nil	Nil	Nil
Net loss per share	$0.06	$0.02	$0.02

Note:

(1)

  The figures for the year ended July 31, 2004 represent a nine month period as a result of a change of year ended from

October 31 to July 31.

B.

Legal Proceedings

Not applicable

C.

None.

C.

Dividend Policy

To date, we have not paid any dividends on shares, and do not anticipate doing so in the foreseeable future. The declaration of dividends on our common shares is within the discretion of our board of directors and will depend upon, among other factors, earnings, capital requirements, and the operating and financial condition of the Company.

Item 9.

The Offer and Listing

A.

Offer and Listing Details – Stock Price History

Our Common Shares began trading on The TSX Venture Exchange (previously known as the Alberta Stock Exchange and then the Canadian Venture Exchange until it was acquired by the TSX and assumed the name TSX Venture Exchange in 2001) in 2001 as the Jenex Corporation under the trading symbol “Jen”. Since the date of listing the Corporation has not amended its share capital provisions or bylaws and the Corporation is currently classified as a TSX Venture Exchange Tier II Industrial Issuer.

The following tables list the high and low trading prices on TSX Venture Exchange for our Common Shares for the periods indicated.

	TSX Venture Exchange (CDN $)
Fiscal Year Ended	High	Low	Volume

July 2004	$0.38	$0.16	456,654
October 2003	$0.44	$0.12	645,000
October 2002	$1.29	$0.33	2,130,500
October 2001	$2.40	$0.39	4,875,340

	TSX Venture Exchange (CDN $)
Month Ended	High	Low	Volume
December 2004	$0.27	$0.19	76,500
November 2004	$0.24	$0.20	28,400
October 2004	$0.26	$0.18	45,750
September 2004	$0.33	$0.18	44,560
August 2004	$0.36	$0.18	73,299
July 2004	$0.28	$0.16	34,250
June 2004	$0.55	$0.17	20,100
May 2004	$0.33	$0.22	23,600
April 2004	$0.31	$0.23	50,210
March 2004	$0.25	$0.18	79,250
February 2004	$0.31	$0.17	79,500
January 2004	$0.24	$0.19	45,240
December 2003	$0.77	$0.20	34,000
November 2003	$0.65	$0.23	29,400
October 2003	$0.42	$0.25	18,350
September 2003	$0.32	$0.25	45,700

	TSX Venture Exchange (CDN $)
Quarter Ended Ended	High	Low	Volume

October 2004	$0.32	$0.18	245,500
July 2004	$0.32	$0.18	197,500
April 2004	$0.32	$0.18	154,600
January 2004	$0.32	$0.18	185,400
October 2003	$0.32	$0.18	155,200
July 2003	$0.32	$0.18	133,500
April 2003	$0.32	$0.18	350,000
January 2003	$0.32	$0.18	295,750

B.

Plan of Distribution

Not applicable.

C.

Markets

Our common shares are listed on the TSX Venture Exchange, Frankfurt Stock Exchange and Berlin-Bremen Stock Exchange.  However to our knowledge there have been no trades concerning our shares on the latter two Stock Exchanges and measures have been taken to delist the Corporation’s common shares from the Berlin-Bremen Exchange. At July October 31, 2004, the Company had 39,75740,547,917 917 common shares outstanding, with no par value.

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

Item 10.

Additional Information

A.

Share Capital

Common Shares

The Corporation is authorized to issue an unlimited number of Common Shares without nominal or par value of which, as at the date hereof, 39,75740,547,917 are issued and outstanding as fully paid and non-assessable.

The Directors may by resolution, and without further act of the shareholders, issue additional Common Shares from our authorized capital. All of our Common Shares are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in the net assets on liquidation. Holders of Common Shares are entitled to one vote for each share held of record on all matters to be acted on by the shareholders. Holders of Common Shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of the profits of the Company. Our Articles of Association do not require us to declare dividends. Once a dividend is declared, it becomes an unsecured debt obligation of the Company to pay the amount to the registered holder of the shares on which such dividend was declared. The dividend does not bear interest against the Company and a shareholders entitlement to claim the dividend payment does not lapse unless limited by applicable statutory limitation or unclaimed property legislation. Upon liquidation, dissolution or winding up of the Company, holders of Common Shares are entitled to receive pro rata the assets of the Company, if any, remaining after payments of all debts and liabilities and any amount owing as a preference or priority under any Preferred Shares outstanding. No Common Shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase of cancellation, surrender, or sinking or purchase funds attached to our outstanding Common Shares. We may, by resolution of our Board of Directors, purchase any of our issued shares at the price and upon the terms specified in that resolution. Those shares may be held by us and resold or may be cancelled. To the extent we have re-purchased but not cancelled any of our outstanding Common Shares, we may not vote or pay or make any dividend or other distribution in respect of those Common Shares. As of JulyOctober 31, 2004, we do not, directly or indirectly, hold any of our Common Shares.

Preferred Shares

The Corporation is authorized to issue an unlimited number of preferred shares (the "Preferred Shares") which as of the date hereof no Preferred Shares are issued or outstanding. The Preferred Shares may be issued from time to time in one or more series, each consisting of a number of Preferred Shares as determined by the board of directors of the Corporation who also may fix the designations, rights, privileges, restrictions and conditions attaching to the shares of each series of Preferred Shares.  There are no Preferred Shares issued and outstanding.  The Preferred Shares of each series shall, with respect to payment of dividends and distribution of assets in the event of voluntary or involuntary liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, rank on a parity with the Preferred Shares of every other series and shall be entitled to preference over the Common Shares and the shares of any other class ranking junior to the Preferred Shares.

Other Convertible Securities

We issue from, time to time, to our directors, officers, employees and certain consultants, options under our option incentive plan. On July 31, 2004, options to purchase 3,182,056 Common Shares are outstanding with exercise prices ranging between $0.15 and $0.42. Please refer to the financial statements attached hereto for particulars.

In October 2004 we completed a private placement of 790,000 Units at 20 cents per Unit. Each Unit consists of one common share and one common share purchase warrant. Each full warrant entitles the holder to purchase one additional common share of the Corporation at a purchase price of 45 cents per common share and expiring on October 25, 2005. The common shares and warrants are subject to a hold period expiring on February 25, 2005.

In March, 2004 we completed a private placement of 5,000,000 Units at 18 cent per Unit and 304,498 Units at 25.5 cents per Unit. Each Unit consists of one common share and one common share purchase warrant. Each full warrant entitles the holder to purchase one additional common share of the Corporation at a purchase price of 40 cents per common share, on or before that day which is the earlier of (i) March 22, 2005 or (ii) any 10 day period immediately following a period where the Corporation’s common shares have traded at a weighted daily average price greater than or equal to 80 cents for 10 consecutive trading days and the average daily trading volume exceeds 5,000 common shares per day.

In March, 2004 we completed a debt for equity settlement for 623,473 Units at 24 cents per Unit.  Each Unit consists of one common share and one common share purchase warrant.  Each full warrant entitles the holder to purchase one additional common share of the corporation at a purchase price of 40 cents per share for a one year period.

In December 2003 we completed a private placement consisting of up to 150,000 common shares at an issue price $0.20 per common share.

In August 2003 we completed a private placement consisting of 550,000 Units at $0.26 per Unit. Each Unit consists of one common share and one common share purchase warrant. Each full warrant entitled the holder to purchase one additional common share of the Corporation at a purchase price of 50 cents per until August 7, 2004. No warrants were exercised prior to the expiry date.

On February 4, 2004 the Corporation granted 325,000 stock options to employees, consultants, directors, and officers pursuant to its incentive stock option plan at an exercise price of $0.25 per common share and expiring on January 24, 2010.

B.

Memorandum and Articles of Association of the Company

The Company's Certificate of Incorporation, together with all amendments, which we refer to as our articles of incorporation, are on file with the Alberta Registrar of Corporations under Alberta Corporate Access Number 209227180. Our articles of incorporation do not include a stated purpose and contain no restrictions on the nature of business to be carried on. Under the Alberta Business Corporations Act (Alberta), in the absence of any such restrictions, a corporation has the capacity, rights, powers and privileges of a natural person, and has the capacity to carry on business, conduct its affairs and exercise its power in any jurisdiction outside Alberta to the extent that the laws of that jurisdiction permit. For additional information regarding our incorporation. See Item 4 - Information on the Company - History and Development of the Company.

Directors

A director of our Company need not be a shareholder. In accordance with the Alberta Business Corporations Act, at least half of our directors must be residents of Canada. The Alberta Business Corporations Act requires that a person must be at least 18 years of age, be of sound mind and not be bankrupt or a dependent adult or formal patient under the Dependent Adults Act or Mental Health Act, or the subject of an order under The Mentally Incapacitated Persons Act in order to serve as a director. Neither our articles of incorporation or by-laws, nor the Alberta Business Corporations Act, impose any mandatory retirement requirements for directors. A majority of the lesser of the number of directors holding office at the time of the meeting and the minimum number of directors required by our articles of incorporation will constitute a quorum, provided that at least half of the directors present are resident Canadians. Business cannot be transacted at a directors' meeting without quorum.

A director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with our Company shall disclose to the Company the nature and extent of his interest at the time and in the manner provided by the Alberta Business Corporations Act. The Alberta Business Corporations Act prohibits such a director from voting on any resolution to approve the contract or transaction unless the contract or transaction:

•

is an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of the Company or an affiliate;

•

relates primarily to his or her remuneration as a director, officer, employee or agent of the Company or an affiliate;

•

is for indemnity or insurance; or

•

is with an affiliate.

Our board of directors may, on behalf of the Company and without authorization of our shareholders:

•

borrow money upon the credit of the company;

•

issue, reissue, sell or pledge bonds, debentures, notes or other evidences or indebtedness or guarantees of our company, either secured or unsecured;

•

subject to certain disclosure requirements of the Alberta Business Corporations Act, give a guarantee on behalf of our Company to secure performance of an obligation of any person;

•

mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Company owned or subsequently acquired to secure any obligation of the Company; and

•

issue common shares or other securities of the Company.

Our articles of incorporation permit our Board of Directors to appoint one or more additional directors of the Company to serve until the next annual meeting of shareholders, provided that the number of additional directors does not at any time, exceed one-third of the number of directors who held office at the expiration of the last annual meeting of shareholders of the Company.

Common Shares

Our articles of incorporation authorize the issuance of an unlimited number of common shares. The holders of the common shares of the Company are entitled to receive notice of and to attend all meetings of the shareholders of our Company and have one vote for each common share held at all meetings of the shareholders of the Company, except for meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

 Subject to the prior rights of the holders of preferred shares of the Company, the holders of common shares are entitled to received dividends if and when declared by our board of directors.

 In the event of the dissolution, liquidation or winding-up of the Company and subject to the prior rights of the holders of preferred shares, the holders of the common shares will be entitled to share equally in the remaining property and assets of the Company. Any holder of common shares holding more than 5% of the Corporation’s common shares has the right to convene a shareholders meeting.

Preferred Shares

Our articles of incorporation authorize the issuance of an unlimited number of preferred shares, in one or more series. The Alberta Business Corporations Act (Alberta) does not impose restrictions upon our board of directors issuing preferred shares of the type authorized by our articles of incorporation. Our board of directors may fix, before issuing, the number of preferred shares of each series, the designation, rights, privileges, restrictions and conditions attaching to the preferred shares of each series, including the rate or amount of dividends or the method of calculating dividends, the dates of payment of dividends, the redemption purchase and/or conversion price and terms and conditions of redemption, purchase and/or conversion and any sinking fund or other provisions, the whole to be subject to the sending of articles of amendment in prescribed form and the issuance of a certificate of amendment.

Our articles of incorporation require that preferred shares of each series must, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Company among its shareholders for the purpose of winding up our affairs, rank on a parity with the preferred shares of every other series and be entitled to preference over the common shares and over any other shares of the Company ranking junior to the preferred shares.

If any cumulative dividends or amounts payable on the return of capital in respect of a series of preferred shares are not paid in full, all series of preferred shares shall participate rateably in respect of accumulated dividends and return of capital.

The holders of preferred shares will not be entitled to receive notice of or vote at any shareholders' meetings, except as specifically provided by the Alberta Business Corporations Act. No preferred shares are currently outstanding. There is no present intention to issue any preferred chares.

Changing Rights of Shareholders

We are required to amend our articles of incorporation to effect any change to the rights of our shareholders. Such an amendment would require the approval of holders of two-thirds of the shares cast at a duly called special meeting. If we wish to amend the rights of holders of a specific class of shares, such approval would also be required from the holders of that class. A shareholder is entitled to dissent in respect of such a resolution and, if the resolution is adopted and the Company implements such changes, demand payment of the fair value of its shares.

Shareholder Meetings

An annual meeting of shareholders is held each year, not later than 15 months after the last preceding annual meeting, for the purpose of considering the financial statements and reports, electing directors, appointing auditors and for the transaction of other business as may be brought before the meeting. The board of directors has the power to call a special meeting of shareholders at any time.

Notice of the time and place of each meeting of shareholders must be given not less than 21 days, nor more than 50 days, before the date of each meeting to each director, to the auditor and to each shareholder who at the close of the business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of meeting of shareholders called for any other purpose other than consideration of the minutes of an earlier meeting, financial statements and auditor's report, election of directors and reappointment of the incumbent auditor, must state the nature of the business in sufficient detail to permit the shareholder to form a reasoned judgment and must state the text of any special resolution to be submitted to the meeting.

The only persons entitled to be present at a meeting of shareholders are those entitled to vote, the directors of the company and the auditor of the company. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting. If a corporation is winding-up, the Alberta Business Corporations Act (Alberta) permits a liquidator appointed by the shareholders, during the continuance of a voluntary winding-up, to call and attend meetings of the shareholders. In circumstances where a court orders a meeting of shareholders, the court may direct how the meeting may be held, including the parties entitled, or required, to attend the meeting. Any holder of common shares holding more than 5% of the Corporation’s common shares has the right to convene a shareholders meeting.

Limitations on Right to Own Securities

There is no limitation imposed by Canadian law or by our articles or other charter documents on the right of a non-resident to hold or vote common shares or preference shares with voting rights (the "Voting Shares"), other than as provided in the Investment Canada Act (the "ICA"). The ICA requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business (i.e. the gross value of the assets of which exceed a certain monetary threshold) to identify, notify, or file an application for review with the Investment Review Division of Industry Canada ("IRD").

The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with the IRD by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity.

If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with the IRD prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister of Industry ("Minister") (the Minister responsible for Investment Canada) is satisfied that the investment is likely to be of net benefit to Canada. The Minister has up to 75 days to make this determination. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

In 1999, some of the powers, duties and functions of the Minister were transferred to the Minister of Canadian Heritage under Parts II to VI of the ICA as they relate to the prescribed business activities enumerated under paragraph 15(a) of the ICA, namely those that relate to Canada's "cultural heritage or national identity" (Cultural Activities") Cultural Activities include, among other things, the distribution or sale of books, magazines, film and video recordings and music recordings. As a result, an application for review must be submitted to the Cultural Sector Review Division of the Department of Canadian Heritage (the "CSRD") in respect of the acquisition of control of a Canadian business engaged in a Cultural Activity that exceeds the prescribed lower monetary threshold applicable to the acquisition of such Canadian businesses.

The Minister of Canadian Heritage's review, similar to the Minister's review, is based on the statutory threshold of net benefit to Canada. CSRD is guided by certain policy statements regarding investments by non-Canadians in Canadian businesses engaged in certain Cultural Activities. CSRD's policy statements address certain Cultural Activities at the production/publication, distribution and/or exhibition levels.

The following investments by non-Canadians are subject to notification under the ICA:

1.	An investment to establish a new Canadian business; and
2.	An investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the ICA:

1.	An investment is reviewable if there is an acquisition of a Canadian business and the asset value of the Canadian business being acquired equals or exceeds the following thresholds:
(a)

For non-World Trade Organization ("WTO") investors, the threshold is $5 million for a direct acquisition and $50 million for an indirect acquisition; the $5 million threshold will apply however for an indirect acquisition if the asset value of the Canadian business being acquired exceeds 50% of the asset value of the global transaction;

(b)

Except as specified in paragraph (c) below, a threshold is calculated annually for reviewable direct acquisitions by or from WTO investors. The threshold for 2003 is $223 million. Pursuant to Canada's international commitments, indirect acquisitions by or from WTO investors are not reviewable;

	(c)	The limits set out in paragraph (a) apply to all investors for acquisitions of a Canadian business that:

(i)	engages in the production of uranium and owns an interest in a producing uranium property in Canada;
(ii)	provides any financial service;
(iii)	provides any transportation services; or
(iv)	is a cultural business.

2.

Notwithstanding the above, any investment which is usually only notifiable, including the establishment of a new Canadian business, and which falls within a specific business activity, including the publication and distribution of books, magazines, newspapers, film or video recordings, audio or video music recordings, or music in print or machine-readable form may be reviewed if an Order-in-Council directing a review is made and a notice is sent to the Investor within 21 days following the receipt of a certified complete notification.

Generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its direct or indirect Canadian parent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian direct or indirect parent of an entity carrying on the Canadian business. No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

A WTO investor, as defined in the ICA, includes an individual who is a national of a member country of the WTO or who has the right of permanent residence in relation that WTO member, a government or government agency of a WTO investor-controlled corporation, a limited partnership, trust or joint venture that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and WTO investors.

The higher thresholds for WTO investors do not apply if the Canadian business engages in activities in certain sectors such as uranium, financial services (except insurance), transportation services or cultural business.

The ICA exempts certain transactions from the notification and review provisions of ICA, including, among others, (a) an acquisition of Voting Shares if the acquisition were made in the ordinary course of that persons' business as a trader or dealer in securities; (b) an acquisition of control of the company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the ICA; (c) the acquisition of voting interests by any person in the ordinary course of a business carried on by that person that consists of providing, in Canada, venture capital on terms and conditions not inconsistent with such terms and conditions as may be fixed by the Minister; and (d) acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

Change of Control

Our articles of incorporation and by-laws do not contain any specific provision that has the effect of delaying, deferring or preventing a change of control of our company.

Our authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares. Although we have not issued any preferred shares to date, the board of directors, may without any further vote by the common shareholders, issue preferred shares and determine the price, preferences, rights and restrictions, including voting and dividend rights, of these shares. The rights of the holders of common shares are subject to the rights of holders of any preferred shares that the Board of Directors may issue in the future. That means that we can, for example, issue preferred shares with more voting rights, higher dividend payments or more favourable rights upon dissolution, than the common shares. If we issued certain types of preferred shares in the future, it may also be more difficult for a third-party to acquire a majority of our outstanding voting shares.

Shareholders of the Corporation have authorized the board of directors to consider merging or acquiring capital pool companies (“CPC”). This type of transaction may be viewed as analogous to a private placement, whereby the existing public company would be able to access the cash available in the CPC to develop its business. Although the Corporation has no present intentions of merging with a CPC it may do so in the future and this may result in a change of control.

Disclosure of Ownership

Our by-laws do not contain provisions regarding public disclosure of share ownership. Applicable Canadian securities legislation requires certain public disclosure of the shareholdings of those persons who are insiders of the Company. Insiders include directors and senior officers as well as those persons who own common shares that exceed 10 percent of our company's total issued and outstanding common shares.

C.

Material Contracts

The Corporation has not entered into any material contracts since incorporation, other than contracts in the ordinary course of business, except:

1.

The CDNX Discount Seed Share Escrow Agreement dated April 18, 2001.

2.

Stock Option Agreements dated June 20, 2001 between the Corporation and its directors and officers.

3.

An Agency Agreement made May 17, 2001 among the Corporation, Raymond James Ltd. and Computershare Trust Company of Canada.

4.

A Share Option Agreement made June 20, 2001 between Raymond James Ltd. and the Corporation.

5.

Amalgamation Agreement dated September 16, 2001 between Jenex and Thermolabile Technologies Corporation Inc.

Copies of these agreements will be available for inspection at the registered office of the Corporation, 17th Floor1120, 700 – 4th Avenue S.W., Calgary, Alberta, during ordinary business hours up to and including the date of the annual and special meeting. Please refer to the exhibits at the end of this document for additional documents enclosed herewith.

D.

Exchange Controls

The Company is aware of no governmental laws, decrees or regulations, including foreign exchange controls, in Canada which restrict the export or import of capital or that affect the remittance of dividends, interest or other payments to non-resident holders of the Company's securities. Any such remittances to United States residents, however, are subject to a withholding tax pursuant to The Canada - US Income Tax Convention (1980), as amended.

The Company knows of no limitations under the laws of Canada, the Province of Alberta, or in the charter or any other constituent documents of the Company imposed on the right of foreigners to hold or vote the shares of the Company.

Except as provided in the ICA, the Company knows of no limitations under the laws of Canada, the Province of Alberta, or in the charter or any other constituent documents of the Company imposed on the right of foreigners to hold or vote the shares of the Company. See Item 10 - Additional Information - Limitations on Rights to Own Securities.

E.

Taxation

CertainMaterial Canadian Income Tax Consequences

Generally, cash dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25 percent. The company is responsible for the withholding and remitting of any applicable withholding taxes. However, the Canada - US Income Tax Convention (1980), as amended ("the Convention"), provides for a 15 percent withholding tax on dividends paid to all individuals and corporate residents of the United States qualifying for treaty benefits. Dividends paid to any non-resident company that beneficially owns at least 10 percent of the voting stock of the payer company are subject to withholding tax at 5 percent.

A non-resident shareholder who holds shares of the Company as capital property will not be subject to tax on capital gains realized on the disposition of such shares unless such shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada) and no relief is afforded under any applicable tax treaty. The shares of the Company would be taxable Canadian property of a non-resident shareholder if the non-resident shareholder used the shares in carrying on a business in Canada. The shares of the Company would also be taxable Canadian property of a non-resident shareholder if at any time during the five year period immediately preceding the disposition, not less than 25 percent of the issued shares of any class of the Company belonged to the particular shareholder or persons with whom the shareholder did not deal at arms length.

Certain United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States federal income tax consequences, under current law, generally applicable to a US Holder (as defined below) of the Company's common shares. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a US Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See "Certain Canadian Income Tax Consequences" above.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), existing and proposed Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is of a general nature only and is not exhaustive of all US federal income tax implications, and it is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder or prospective holder of the Company's common shares and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holders is made. Accordingly, holders and prospective holders of the Company's common shares should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of the Company's common shares.

US Holders

As used herein, a "US Holder" means a holder of the Company's common shares who is a US citizen or individual income tax resident of the United States under US domestic law and the Convention, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate the income of which is includable in gross income for US federal income tax purposes regardless of its source or a trust if a US court is able to exercise primary supervision over the trust's administration and one or more US persons have authority to control all substantial decisions of such trust. This summary does not address the tax consequences to, and a US Holder does not include, persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the US dollar, shareholders who hold common stock as part of a "straddle", hedging or a conversion transaction and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation for service. This discussion is limited to US Holders who hold the common shares as capital assets. This discussion does not address the consequences to a person or entity holding an interest in a US Holder or the consequence to a person of the ownership, exercise or disposition of any warrants, options or other rights to acquire common shares.

Distributions on Common Shares

US Holders receiving dividend distributions (including constructive dividends) with respect to the Company's common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the US dollar value of each dividend on the date of receipt (based on the exchange rate on such date) to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. It should be noted that as used in this discussion of US Federal Income Tax Consequences, the term "earnings and profits" refers to the Company's earnings and profits as determined under the Code. Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder's United States federal income tax liability or, alternatively, may be deducted in computing the US Holder's United States federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the US Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a US Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a US Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into US dollars on the date of the receipt, a US Holder will have a tax basis in the foreign currency equal to its US dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including an exchange for US dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the Company's common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A US Holder which is a corporation may, under certain circumstances, be entitled to a 70 percent deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below) if such US Holder owns common shares representing at least 10 percent of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under Treasury Regulations, dividends paid on the Company's common shares, if any, generally will not be subject to information reporting and generally will not be subject to US backup withholding tax. However, dividends paid, and the proceeds of a sale of Company's common shares, in the US through a US or US related paying agent (including a broker) will be subject to US information reporting requirements and may also be subject to the 30 percent US backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the US backup withholding tax rules will be allowed as a refund or a credit against the US Holder's US federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company's common shares may be entitled, at the option of the US Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the US Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder's United States income tax liability that the US Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Company will generally constitute "passive income" or, in the case of certain US Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and holders and prospective holders of the Company's common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares

A US Holder will recognize gain or loss upon the sale of common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the Company's common shares. Preferential tax rates apply to long-term capital gains of US Holders who are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the US Holder, which will be a long-term capital gain or loss if the common shares of the Company are held for more than one year. Beginning in years after December 31, 2000 lower long-term capital gain rates will apply if the US Holder is an individual, estate or trust and such US Holder has held the common shares for more than five years. Where the US Holder is in a tax bracket that is higher than 15 percent, the five-year hold period only applies to assets acquired after December 31, 2000. Deductions for net capital losses may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For US Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares.

As used herein "US Person" means a citizen or income tax resident of the United States as determined under US domestic law.

Foreign Personal Holding Company

If at any time during a taxable year more than 50 percent of the total combined voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer US Persons and 60 percent or more of the Company's gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company is a "foreign personal holding company" ("FPHC"). (The 60 percent test is reduced to 50 percent after the first tax year that the entity is a FPHC.) In that event, US Holders would be required to include in gross income for such year their allocable portions of the Company's undistributed income.

Foreign Investment Company

If 50 percent or more of the combined voting power or total value of the Company's outstanding common shares are held, directly or indirectly, by US Persons, and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a US Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company

As a foreign corporation with US Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Company's assets which is producing passive income. Generally, US Holders of PFICs are taxed upon receipt of excess distributions which include (i) gains recognized on the sale or deemed disposition of PFIC stock, and (ii) distributions made by the PFIC but only to the extent that the total distributions received for the tax year exceeds 125% of the average actual distributions received in the preceding three years. An excess distribution is allocated rateably to each day in the shareholder's holding period for the stock. Amounts allocated to the current year and the pre-PFIC holding period (if any) are included in gross income as ordinary income. Amounts allocated to the PFIC period (other than the current year) are subject to tax at the highest US income tax rate plus an interest charge for the deferral benefit. However, if the US Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply. Such an election must be made for the first year in which a corporation becomes a PFIC. Instead, the electing US Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A US Holder making a QEF election can, however, under certain circumstances elect to defer the payment of United States federal income tax on such income inclusions subject to an interest charge on the amount of deferred taxes. Special rules apply to US Holders who own their interests in a PFIC through intermediate entities or persons. In addition, subject to certain limitations, US Holders owning (actually or constructively) marketable stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the excess distribution regime of Section 1291 described above. Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses.

The Company believes that it was not a PFIC for its fiscal years ended December October 31, 1997, 1998, 1999, 2000, 2001 and 20022003 and July 31, 2004 and does not believe that it will be a PFIC for the fiscal year ending December 31, 2003.July 31, 2005. The Company has not determined whether it qualified as a PFIC in earlier years. If in a subsequent year the Company concludes that it is a PFIC, it intends to make information available to enable a US Holder to make a QEF election in that year. There can be no assurance that the Company's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements which will be imposed on QEF's. US Holders of the Company's common shares may wish to consult with a personal tax advisor concerning the possible application of the PFIC provisions to their personal circumstances.

Controlled Foreign Corporation

If more than 50 percent of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by US Persons, each of whom own 10 percent or more of the total combined voting power of all classes of stock of the Company ("United States shareholder"), the Company will be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would affect many complex results one of which is the inclusion of certain income of a CFC in the US shareholders' US taxable income which is subject to current US tax. The United States generally taxes a United States shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such US shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current US tax on their pro rata shares of the CFC's earnings invested in US property. The foreign tax credit described above may reduce the US tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of stock by a holder of common shares who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders of the CFC. Special rules apply to United States shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to PFIC. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the holders of common shares, a more detailed review of these rules is outside of the scope of this discussion.

F.

Dividends and Paying Agents

Not applicable.

G.

Statement by Experts

Not applicable.

H.

Documents on Display

Public Documents are available for inspection at the Company's head offices located at 207, 940 Sheldon Court, Burlington, Ontario L7L 5K6, and, for certain documents, on the internet at www.sedar.comwww.sedar.com.

The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, to the extent required of Canadian companies, files periodic reports and other information with the Securities and Exchange Commission. All such reports and information may be read and copied at the public reference facilities listed below. The Company intends to give its shareholders annual reports containing audited financial statements and a report thereon from its independent chartered accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

Statements made in this annual report on Form 20-F about the contents of contracts or other documents are not necessarily complete and we refer you to the copy of such contracts or other documents filed as exhibits to this annual report.

The Company's Securities and Exchange Commission filings, and the exhibits thereto, are available for inspection and copying at the public reference facilities maintained by the Securities and Exchange Commission in Judiciary Plaza, Room 1024, 450 Fifth Street N.W., Washington, D.C., 20549. Copies of these filings may be obtained from these offices after the payment of prescribed fees. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. These filings are also available on the Securities and Exchange Commission's website at www.sec.gov.

The Company will also provide its shareholders with proxy statements prepared according to Canadian law.

I.

Subsidiary Information

Not applicable.

Additional Information

Additional information, including directors’ and Executive Officers’ remuneration and indebtedness, principal holders of securities, options to purchase securities and interests of insiders in material transactions, among other information, is contained in our Information Circular dated as of August 21, 2004 filed in connection with the meeting of shareholders held on September 14, 2004, a copy of which Circular is incorporated by reference and attached to this Form 20-F.

Additional financial information is also included in our financial statements for Fiscal 2004 and Fiscal 2003, together with the notes thereto and the Auditors’ reports on those statements, copies of which are attached to this Form 20-F.

A copy of our 2004 Report to Shareholders and other documents referred to herein, as well as a copy of this Form 20-F may be obtained without charge by written request to the Secretary of the Company.

The Company is subject to reporting requirements as a “reporting issuer” under applicable securities legislation in Canada. As a result, we must file periodic reports and other information with the Canadian securities regulatory authorities. A copy of this Form 20-F and certain other documents referred to in this Form 20-F and other documents filed by us may be retrieved from the system for electronic document analysis and retrieval (“SEDAR”) system maintained by the Canadian securities regulatory authorities at www.sedar.cawww.sedar.ca.

Item 11.

Quantitative and Qualitative Disclosures about Market Risk

A.

Financial Instruments

Accounts receivable, accounts payable, accrued liabilities, note payable and capital lease obligation constitute financial instruments. The carrying value of these financial instruments approximate their fair value given the relatively short periods to maturity. The note receivable constitutes a financial instrument with a fair value that is not determined due, in part, to the unrecognized contingent portion of the note.

The Company is exposed to the risks arising from fluctuations in foreign exchange rates, and the volatility of those rates. The Company does not use derivative instruments to reduce its exposure to foreign currency exchange risk.

Interest Rate Risk

The Company does not maintain any market risk sensitive instruments for trading purposes or instruments entered into for purposes other than trading purposes, other than maintaining a short term investment portfolio consisting mainly of term deposits purchased with an average maturity of less than three months. These securities are subject to interest rate risk and will fall in value if market interest rates increase. If market interest rates were to increase immediately and uniformly by 10 percent of their levels at December 31, 20022004, the fair value of the portfolio would decline by an immaterial amount. The Company generally has the ability to hold its fixed income investments until maturity and therefore it would not expect its operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on its investment portfolio.

B.

Foreign Currency

Foreign Exchange Rate Risk

The foreign operations of the Company are translated into Canadian dollars for financial statement presentation. Consequently, movements in exchange rates may have significant impact on financial results.

Item 12.

Description of Securities other than Equity Securities

Not applicable.

PART II

Item 13.

Defaults, Dividend Arrearages and Delinquencies

There have been no material defaults in the payment of principal, interest, any sinking or purchase fund installment or other material default with respect to any indebtedness of the Company or its consolidated subsidiaries.

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

No modifications or qualifications have been made in the prior Fiscal Year to the instruments defining the rights of the holders of our Common Shares and no material amount of assets securing our securities has been withdrawn or substituted by us or anyone else (other than in the ordinary course of business), nor has our registrar or transfer agent been changed.

We have not conducted any offerings under any registration statement filed under the U.S. Securities and Exchange Act of 1934.

Item 15.

Controls and Procedures

Not applicable

Item 16 (A).

 Audit Committee Financial Expert

Not applicable

Item 16 (B).

Code of Ethics

Not applicable

Item 16 (C).

Principal Accountant Fees and Services

Audit Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years was approximately $18,000 in 2004 and $12,000 in 2003.

Audit-Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the paragraph above was approximately $174,000 in 2004 and $6,000 in 2003. These services consisted of reviews and restatementscompilations of our previously issued quarterly results.

Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning was approximately $1,000. These services consisted of compliance preparation and review of the required tax filings in the various jurisdictions in which we do business.

All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant, other than the services described above was approximately Nil. These services consisted primarily of due diligence work in connection with the acquisition and some valuation work with respect to the CLA.

Under our existing policies, the audit committee must pre-approve all audit and non-audit related services provided by Sloan Paskowitz AdelmanPartners LLP, Toronto, Ontario, Canada.

PART III

Item 17.

Financial Statements

The financial statements required under Item #17 of this Form 20-F are attached and found immediately following the text of this Form 20-F as Exhibit 22. The audit report of our independent Auditors, Sloan Paskowitz AdelmanPartners LLP, Chartered Accountants, is included immediately preceding the audited financial statements.

•

Audited ConsolidatedAmended Interim Financial Statements for the 1st quarter ended October 31, 2004

•

Amended Financial Statements for the Fiscal Year ended July 31, 2004

•

Auditor’s Report, dated September 8, 2004 except as to note 4 to the financial statements which is as of January 20, 2005.

•

Balance Sheets at July 31, 2004 and October 31, 2003

•

Statements of Operations and Deficit for the nine months ended July 31, 2004, and for the years ended October 31, 2003, and October 31, 2002

•

Statements of Cash Flows for the nine months ended July 31, 2004,  and the years ended October 31, 2003, and October 31, 2002

•

Notes to Financial Statements

Item 18.

Financial Statements

Not applicable.

Item 19.

Exhibits

The following Exhibits are attached:

1.

Articles of Incorporation, as amended and Articles of Amendment.

2.

By-Laws of the Corporation.

3.

Stock Option Plan.

4.

Generic form of Stock Option Agreements between the Corporation and its directors,

officers, employees and consultants.

5.

Agency Agreement between the Corporation, Raymond James Ltd., and Computershare

Trust Company of Canada dated May 17, 2001.

65a.

Transfer Agency Agreement between the Corporation and Computershare Trust

Company of Canada dated April 17, 2001.

7.

Escrow Agreement between the Corporation, Computershare Trust Company of Canada and the security holders thereto dated April 18, 2001.

8.

Amalgamation Agreement between the Corporation and Thermolabile Technologies Corporation Inc. dated September 16, 2001.

9.

Escrow Agreement dated December 10, 2001 between the Corporation, Computershare Trust Company of Canada and the security holders thereto.

10.

Information Circular and Proxy Statements dated November 7, 2001.

11.

2002 Annual Information Form.

12.

Information Circular and Proxy Statement dated July 2, 2003.

13.

Generic Form of Subscription Agreement.

14.

Generic Form of Warrant Certificate.

15.

Information Circular and Proxy Statement dated August 16, 2004.

16.

Certificates of Registration.

17.

Medical Device License No. 1.

18.

Medical Device License No 2.

19.

Employment Agreements.

20.

Utek Strategic Alliance Agreement.

21.

21

Exclusive License Agreement.

22.

22.

Audited Consolidated

Employment Agreements dated January 1, 2005.

23.

Amended Interim Financial Statements for the 1st Quarter ended October 31, 2004.

24.

Amended Audited Financial Statements for the Fiscal Year ended July 31, 2004.

2331.

Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002 – CEO.

2431.

Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002 – CFO.

25.

Certification Pursuant to Section 906 of Sarbanes-Oxley Act of 2002 – CEO and CFO.

-

- 3 - -

Exhibit 23

CERTIFICATIONS

PURSUANT TO SECTION 302

OF THE SARBANES-OXLEY ACT OF 2002

I, Michael Jenkins, certify that:

1.

I have reviewed this Form 20-Fof The Jenex Corporation;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; and

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report.

4.

The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and we have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Form 20-F is being prepared;

b)

evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this Form 20-F (the “Evaluation Date”); and

c)

presented in this Form 20-F our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The Company’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Company’s auditors and the audit committee of Company’s board of directors (or persons performing the equivalent function):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls; and

6.

The Company’s other certifying officers and I have indicated in this Form 20-F whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: as of November 15, 2004

/s/ “Michael Jenkins”

By: Michael Jenkins

President and Chief Executive Officer and

Director

Exhibit 24

CERTIFICATIONS

PURSUANT TO SECTION 302

OF THE SARBANES-OXLEY ACT OF 2002

I, Donald Felice, certify that:

1.

I have reviewed this Form 20-Fof The Jenex Corporation;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; and

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report.

4.

The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and we have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Form 20-F is being prepared;

b)

evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this Form 20-F (the “Evaluation Date”); and

c)

presented in this Form 20-F our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The Company’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Company’s auditors and the audit committee of Company’s board of directors (or persons performing the equivalent function):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls; and

6.

The Company’s other certifying officers and I have indicated in this Form 20-F whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: as of November 15, 2004

/s/ “Donald Felice”

By: Donald Felice

Vice President and Director

Exhibit 25

-

- 4 - -

CERTIFICATION

PURSUANT TO SECTION 906

OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Form 20-F of The Jenex Corporation (the “Company”) on Form 20-F for the Fiscal Year ended July 31, 2004, as filed with the securities and exchange Commission on the date hereof (the “Report”), the undersigned officers of the Company certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

this report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange act of 1934; and

2.

the information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: as of November 15, 2004February 8, 2005

By: /s/ “Michael Jenkins”

Name: Michael Jenkins

Title: President, Chief Executive Officer and

Director

By: /s/ “Donald Felice”

Name: Donald Felice

Title: Vice President and Director